FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
[redacted]526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

03032572

Our Ref.: S/7911/94 LTO/kk

6 OCT 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 10th September, 2003 together with a printed copy of 2003 Interim Report pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

03 OCT -8 AM 7:21

LO Tai On
Director
Encl.

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

10/8

File No.82-4177

華潤創業有限

China Resources Ent

(Incorporated in Hong Kong

INTERIM RESULTS FOR THE SIX MON

- Turnover of HK$16.2 billion, a 25.2% increase from last year
- Profit attributable to shareholders increased by 3.3% to HK$749.7 million
- Tu fo
- In

FINANCIAL HIGHLIGHTS

	Six months ended 30 June 2003 (Unaudited) HK$'000	Six months ended 30 June 2002 (Unaudited and restated)[1] HK$'000
Turnover	**16,190,163**	12,933,223
Profit from operations	**651,381**	930,328
Share of results of associates	**228,498**	208,601
Profit attributable to shareholders	**749,733**	725,462
Earnings per share	**HK$0.36**	HK$0.35
Interim dividend per share	**HK$0.10**	HK$0.09

	At 30 June 2003 (Unaudited) HK$'000	At 31 December 2002 (Restated)[1] HK$'000
Shareholders' funds	**13,424,718**	12,945,721
Minority interests	**3,431,760**	3,290,057
Consolidated net borrowings	**1,479,747**	1,482,909
Gearing	**8.78%**	9.13%
Current ratio	**1.38**	1.29
Net assets per share: book value	**HK$6.45**	HK$6.22

Notes:

1. The comparatives have been restated to conform with the current period presentation in light of the change in accounting policy for deferred taxation.

ANALY

Petroleu
Retail
Food Pro
Beverage
Textiles
Property
Investme

Subtotal
Eliminati
transac
Net corp

Total

2. Due

CHAIRMAN'S STATEMENT

RESULTS

The Group's unaudited consolidated turnover and profit attributable to shareholders for the six months ended 30 June 2003 amounted to HK$16,190.2 million and HK$749.7 million respectively, representing an increase of 25.2% and 3.3% over that of last year respectively. Earnings per share of the Group, on a weighted average basis, was HK$0.36 compared to HK$0.35 in 2002.

DIVIDENDS

The Board resolved to declare an interim dividend of HK$0.10 per share for 2003 (2002: HK$0.09 per share) payable on or about 3 November 2003 to shareholders whose names appear on the Register of Members of the Company on 6 October 2003. Such interim dividend of 2003 is additional to a special interim dividend effected by way of a distribution in specie of shares in China Resources Cement Holdings Limited (CR Cement) to shareholders whose name appeared on the Register of Members of the Company on 15 July 2003. The interim dividend of 2002 as mentioned above is in addition to a special dividend of HK$0.25 per share paid on 8 February 2002 for the disposal of the Group's investment in banking business.

PROSPECTS

The Group has a unique retail-led distribution model and our businesses are increasingly geared towards the consumer markets of the Chinese Mainland and Hong Kong. Over the past few years, we have restructured our business portfolio to reduce the reliance on property development and focus on distribution businesses. This year, the Group has started to restructure its non-core businesses. We have successfully reorganized our building materials business and distributed the interest to our shareholders in the form of a dividend in specie. The new company, CR Cement, was listed on The Stock Exchange of Hong Kong Limited by way of introduction on 29 July 2003. To increase the

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

Petroleum and Chemical Distribution

For the six months ended 30 June 2003, the operation reported a turnover of HK$5,978.4 million, up by 31.2% compared to the same period last year and a net profit before corporate interest and expenses of HK$285.5 million, up by 56.9% over that of last year. The increase was mainly due to the sharing of a gain from the disposal of our interest, held through a jointly controlled entity, in the aviation fuel facility at the Hong Kong International Airport and partly offset by a decline in profit contributions from our filling stations operation in Hong Kong.

The surge in overall turnover for the period under review was the resultant effect of fluctuating international crude oil prices, spurred by the US/Iraq war and uncertainty over oil supply by OPEC. Despite the SARS outbreak, the operation still achieved a moderate growth in the overall sales volume for the first half of 2003.

The refined oil distribution managed to maintain its profit margins for aviation kerosene and diesel oil during the first half of 2003, when world oil prices were extremely volatile. Despite cancellation of airline flights during the period of SARS outbreak, aviation kerosene still maintained a sales volume growth due to strong performance in the first quarter of 2003, and supply contracts secured from more airlines. For the period under review, fuel oil distribution reported satisfactory sales performance, due to expansion in the PRC market. LPG distribution in Hong Kong and LPG exports to PRC both reported stable sales growth. Petrochemicals distribution business maintained a decent growth in turnover, in particular for the Chinese Mainland market, for the period under review.

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Food Process

File No.82-4177

[illegible] interim dividend of 2002 as mentioned above is in addition to a special dividend of HK$0.25 per share paid on 8 February 2002 for the disposal of the Group's investment in banking business.

PROSPECTS

The Group has a unique retail-led distribution model and our businesses are increasingly geared towards the consumer markets of the Chinese Mainland and Hong Kong. Over the past few years, we have restructured our business portfolio to reduce the reliance on property development and focus on distribution businesses. This year, the Group has started to restructure its non-core businesses. We have successfully reorganized our building materials business and distributed the interest to our shareholders in the form of a dividend in specie. The new company, CR Cement, was listed on The Stock Exchange of Hong Kong Limited by way of introduction on 29 July 2003. To increase the core competence of our retailing businesses, the Group acquired our parent company's logistics business in July. It will be integrated with the Group's existing logistic operation with a focus on FMCG distribution to meet our own logistics demand in the long term. In February, the Group announced the acquisition of a 51% stake in 華潤錦華股份有限公司 China Resources Jinhua Co., Ltd., a precedent for a foreign company to take a controlling stake in a Chinese Mainland listed company. The transaction was completed in July. This is an important milestone for our textile business to achieve a leading position in the Chinese Mainland textile industry.

The Group has accelerated its investments in the Chinese Mainland as planned. In particular, our food processing and distribution business has entered the mainland meat market and a joint venture to construct a modern meat processing center in Shanghai was signed in March. For the period under review, the proportion of the Group's revenue from the Chinese Mainland has for the first time exceeded that of Hong Kong.

The sudden outbreak of severe acute respiratory syndrome, or SARS, has considerably affected the Group's operations in Hong Kong and certain regions of the Chinese Mainland. The situation has improved after SARS had been under containment, and the Group is recovering from its impact. The Closer Economic Partnership Arrangement, or commonly known as CEPA, enhanced cooperation between Hong Kong and Guangdong as well as the influx of mainland tourists following the relaxation of individual travelers from five mainland cities will stimulate the local economy. At the same time, Chinese Mainland's economy remains robust and there is a continued increase in consumer purchasing power. With a strong balance sheet and steady cashflow, the Group is well-positioned to capitalize on the tremendous investment opportunities ahead. Coupled with our efforts to improve operational efficiency, we are very confident about the future prospects of the Group.

CORPORATE GOVERNANCE

Over the last few months, the Group has continued to work on different aspects of corporate governance to ensure that shareholders are rest assured of the best practice in the Group's internal control, accounting disciplines and ethical behavior. To realize the initiatives, members of the Board met on average once a month to participate in key decision-making process of the Group. While independent views for certain major Board decisions are becoming increasingly important nowadays, average attendance of the Group's independent non-executive directors in meetings for such decisions was over 90% in the first half of the year, showing that the Group's major decisions went through balanced yet independent perspectives and that active participation is made by a team of professionals from diversified background.

Excellent corporate governance also means ensuring shareholders' and especially minority shareholders' rights and benefits. The Group has chosen to divest its building material business, a non-core business then, by way of a distribution in specie to its shareholders. By paying shareholders a special interim dividend in specie of the shares in CR Cement, all shareholders were given an equal right and flexibility to participate in the success and future development of the building materials business.

INVESTOR RELATIONS

The Group's long-time efforts in promoting investor relations have been both rewarding and appreciated. In a survey conducted in June by the Institutional Investor Research Group, one of the world's most respected financial publications, the Group was named the "Best Company IR" and the "Most Improved IR" among conglomerates in Asia by the Buy-side and the "Most Improved IR" among companies in Hong Kong, the "Most Improved IR" among conglomerates in Asia by the Sell-side. The Group will continue to improve communication and transparency to its investors.

SOCIAL RESPONSIBILITY

SARS has separated many families but many more found themselves closer ever than before. As part of the corporate culture, "dedicated to people and improving people's lives", the Group has made a record donation to different charities like The Red Cross Society of China in the Chinese Mainland and Hong Kong in aiding the society to fight against and prevent from the resurgence of SARS. The Group pledged to look into different areas in contributing to better quality of life for the customers, shareholders and employees.

EMPLOYEES

As at 30 June 2003, the Group, excluding its associated companies, employs approximately 66,000 people, of which approximately 63,000 are employed in the Chinese Mainland, with the remaining predominantly in Hong Kong. The Group's employees are remunerated according to the nature of job, individual performance and market trends with built-in merit components, paid in the form of cash bonuses and share options.

APPRECIATION

On behalf of the Board of Directors, I would like to express our appreciation towards Mr. John Loo Wun Loong, who has resigned as the Company's independent non-executive director in June, for his invaluable contribution to the Board over the last ten years. Nonetheless, we acknowledge our gratitude to our employees for their commitment and hard work during the period.

By order of the Board
Ning Gaoning
Chairman

Hong Kong, 10 September 2003

[illegible] 2003.

The refined oil distribution managed to maintain its profit [illegible] kerosene and diesel oil during the first half of 2003, when world oil prices were extremely volatile. Despite cancellation of airline flights during the period of SARS outbreak, aviation kerosene still maintained a sales volume growth due to strong performance in the first quarter of 2003, and supply contracts secured from more airlines. For the period under review, fuel oil distribution reported satisfactory sales performance, due to expansion in the PRC market. LPG distribution in Hong Kong and LPG exports to PRC both reported stable sales growth. Petrochemicals distribution business maintained a decent growth in turnover, in particular for the Chinese Mainland market, for the period under review.

For the first half of 2003, petrol and LPG stations in Hong Kong reported an increase of 4.3% in sales volume over last year. Earnings contribution fell by HK$24.3 million due to the high LPG cost and a mismatch in the price-fixing mechanism. In volume terms, LPG sold at the stations rose by 11.1%.

To capitalize on the strong demand of piped gas in the Chinese Mainland, the Group entered into a joint venture agreement with the local government of Suzhou municipal in August 2003 to distribute and supply piped gas for Suzhou New District 蘇州新區. The new venture, of which the Group has a 70% interest in its share capital of US$15 million, will invest a total of about US$24 million for the construction of the piping network. The Group will keep on exploring the investment opportunities in the Chinese Mainland.

Barring any unforeseeable circumstances, the Group anticipates that the world oil prices will stabilize over the rest of 2003. Following the lifting of the travel advice by the World Health Organisation in May 2003, demand for aviation fuel has gradually restored to normal level. The Group will continue to take prudent measures to enhance its future performance of its petroleum and chemical distribution operation.

Retail

Turnover for the six months ended 30 June 2003 was HK$4,303.6 million, an increase of 57.9% compared with the same period of last year. The retail segment reported a net loss before corporate interest and expenses of HK$88.8 million for the first half of 2003 as compared to a net profit of HK$61.5 million last year.

Supermarket

For the six months ended 30 June 2003, the operation reported a turnover of HK$3,390.7 million, an increase of 93.4% over the same period last year and a net loss before corporate interest and expenses of HK$66.1 million for the first half of 2003 compared to a net profit of HK$47.6 million for that of last year. The under-performance was owing to the adverse impact of SARS on hypermarkets, and high cost structure following rapid expansion in last year. The results before interest, taxation, depreciation and amortization ("EBITDA") was in a loss of HK$10.3 million for the period under review.

The substantial increase in turnover was attributable to the increase in number of stores as well as the acquisition of a 65% equity interest in 華潤萬佳有限公司 China Resources Vanguard Co., Ltd. in July 2002. The SARS outbreak was a blow to the hypermarkets in Guangdong as reflected by their 8% same-store decline during the second quarter of 2003. For the first half of 2003, upfront store opening expenses of one-off nature in connection with the opening of 17 stores, including 1 hypermarket, totaled HK$11.0 million.

The Group is progressing well in its endeavors to establish a national brand for the Chinese Mainland operations in the second half of this year through a re-branding program, along with its plans to revamp the store formats to capture the market growth. In a bid to ensure our resources are efficiently utilized and our store formats are replicable, the Group rolled back some shop opening plans for 2003. The cost saving program initiated lately to reduce salaries and rentals begins to produce some desirable results. A new supplier rebate system has been introduced to categorize suppliers according to their sales and encourage volume discount, resulting in a much improved supplier relationship. Consistent with the Group's business strategy to become a leading distribution and retail group with sufficient logistic support, the Group acquired an established logistics business from its controlling shareholder in July 2003. The Group's supermarket operations will benefit most from this acquisition. The newly acquired logistic business will form part of the supermarket operations.

While the SARS outbreak adversely affected sales of the hypermarkets in the Chinese Mainland, the effect was mitigated by the stimulated sales for the operations in Hong Kong as people purchased more food from supermarkets for consuming at home rather than dining out. Supermarkets in Hong Kong that were given a facelift under the redecoration program in 2002, reported improved performance.

At end of June 2003, the Group operated a total of 461 stores in Hong Kong and the Chinese Mainland as compared to 454 at the end of last year. The number includes self-operated stores as well as some stores in the Chinese Mainland under the franchise arrangements. During the first half of 2003, 17 stores were opened and 10 stores were either closed or terminated franchise.

Share of associate's profit from Suguo Supermarket Co., Ltd. 蘇果超市有限公司, in which the Group acquired a 39.25% equity interest in September 2002, totaled HK$5.1 million for the period under review.

The Group's objective this year is to strengthen the management team and improve fundamentals of merchandising, operational and logistics, and we are confident and remain committed to this operation.

Brand-fashion distribution

Turnover for the six months ended 30 June 2003 was HK$446.8 million, an increase of 11.9% compared with the same period of last year. The operation reported a net loss before corporate interest and expenses of HK$16.5 million for the first half of 2003 as compared to a net profit of HK$6.5 million of last year. The results for the period under review was clouded by the SARS crisis and big discounts offered for the stock clearance of certain brands. EBITDA for the first half of 2003 fell by 24.9% to HK$45.3 million as compared to HK$60.3 million last year. For the period under review, most of the established brands reported decent same-store-growth.

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創業有限公司

Resources Enterprise, Limited

Incorporated in Hong Kong with limited liability)

₹ THE SIX MONTHS ENDED 30 JUNE 2003

- Turnover contribution from the Chinese Mainland operations exceeded that of Hong Kong for the first time
- Interim dividend of HK10¢ per share, an 11% increase as compared to that of last year

30 June
2002
(Unaudited
ıd restated)[1]
HK$'000

12,933,223
930,328
208,601
725,462
HK$0.35
HK$0.09

1 December
2002
(Restated)[1]
HK$'000

12,945,721
3,290,057
1,482,909
9.13%
1.29

HK$6.22

nting policy for

ANALYSIS OF TURNOVER AND PROFIT

	Six months ended 30 June			
	Turnover		Profit Attributable to Shareholders	
	2003	2002	**2003**	2002
	(Unaudited)	(Unaudited and restated)[1]	**(Unaudited)**	(Unaudited and restated)[1]
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Petroleum and Chemical Distribution	**5,978,428**	4,557,996	**285,507**	182,018
Retail	**4,303,594**	2,725,851	**(88,818)**	61,494
Food Processing and Distribution	**2,357,389**	2,388,627	**175,461**	172,274
Beverage	**1,908,632**	1,845,602	**25,253**	38,484
Textiles	**1,410,521**	999,517	**82,274**	47,167
Property[2]	**142,627**	214,690	**165,931**	97,071
Investments and Others	**167,877**	272,646	**167,581**	190,776
Subtotal	**16,269,068**	13,004,929	**813,189**	789,284
Elimination of inter-segment transactions	**(78,905)**	(71,706)	**—**	—
Net corporate interest and expenses	**—**	—	**(63,456)**	(63,822)
Total	**16,190,163**	12,933,223	**749,733**	725,462

2. Due to change in use of certain properties from fixed assets to investment properties, it resulted in a decrease in deferred tax liabilities.

ıALYSIS

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decent growth in
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The increase in turnover for the period under review was due primarily to the continuing store expansion and effective advertising. As of 30 June 2003, the Group distributed 18 international brands through 715 self-operated and franchised boutiques at designated cities in the Chinese Mainland, compared with 761 boutiques at the end of last year.

The Group anticipates that retail sales for high fashion in major cities will gradually return to normal following winning the fight against the SARS. Meanwhile, the Group will continue to focus on individual brand profitability.

Hong Kong Retail

For the six months ended 30 June 2003, the operation reported a turnover of HK$466.1 million, down by 18.7% over the same period of last year and a net loss before corporate interest and expenses of HK$6.2 million, compared to a profit of HK$7.4 million of last year. The lackluster performance was attributable to the sluggish economy, outbreak of SARS in March this year and also the closure of two CRC Department Stores 華潤百貨 in 2002. Partly stimulated by the effects of SARS, CR Care stores 華潤堂 reported increase in sales for medicine and drugs and decent profit growth for the period under review. SARS impacted the performance of Chinese Arts & Craft Stores 中藝 and CRC Department Stores 華潤百貨 in varying proportions, due to drop in tourists and customer visits. At end of June 2003, the Group operated 2 CRC Department Stores 華潤百貨, 5 Chinese Arts & Craft Stores 中藝, 2 super-sized and 20 smaller-sized CR Care Stores 華潤堂. During the period under review, the Group has taken active steps to mitigate the SARS impacts, including cost cutting measures for marketing expenses and staffing.

Food Processing and Distribution

The Group is making progress with its technology upgrade program to replace the old machines with advanced models. In a bid to enhance profitability, the Group will monitor the price movements closely for the cotton and garment quota. Over time, the Group aspires to become a leader in the market place, manufacturing and trading textile products under its own brand.

Property

For the six months ended 30 June 2003, the Group's property segment reported a turnover of HK$142.6 million, a decrease of 33.6% over last year and a net profit before corporate interest and expenses of HK$165.9 million, up by 70.9% compared to last year.

Property development

The Group's Hong Kong property development, which comprises its 55% interest in the Villa Esplanada project, recorded a turnover for the period under review of HK$5.0 million (2002: HK$66.1 million) and a net profit before corporate interest and expenses of HK$22.1 million (2002: HK$9.9 million). The developments have been completed with all residential units substantially sold in prior years. At the end of June 2003, only 2 residential units remained unsold. Of the 500 car parks, 212 have been sold and 256 were leased as at the end of June 2003.

Rental Properties

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stimulated by the effects of SARS, CR Care stores 華潤堂 reported increase in sales for medicine and drugs and decent profit growth for the period under review. SARS impacted the performance of Chinese Arts & Craft Stores 中藝 and CRC Department Stores 華潤百貨 in varying proportions, due to drop in tourists and customer visits. At end of June 2003, the Group operated 2 CRC Department Stores 華潤百貨, 5 Chinese Arts & Craft Stores 中藝, 2 super-sized and 20 smaller-sized CR Care Stores 華潤堂. During the period under review, the Group has taken active steps to mitigate the SARS impacts, including cost cutting measures for marketing expenses and staffing.

Food Processing and Distribution

For the six months ended 30 June 2003, the operation reported a turnover of HK$2,357.4 million, a decrease of 1.3% and a net profit before corporate interest and expenses of HK$175.5 million, an increase of 1.8%, compared with the same period last year.

Turnover of livestock distribution grew steadily by 2.7% for the first half of 2003, compared with that of last year, compensating for the decline in sales of frozen meat following the uplift of export quota. The better than expected performance was attributable to active promotion on high quality fresh meat under the "Ng Fung" brand name. However, the performance of foodstuffs distribution was affected by the gloomy outlook of restaurant and catering industry, due to the outbreak of SARS and weak consumer sentiments in Hong Kong.

The marine fishing and aquatic products processing operation recorded a surge in the operating profit by 88.6%, over that of last year for first half of 2003. These encouraging results were the direct benefits from efforts taken in exploring more fishing ground and enhancing catching capability of fishing fleet which resulted in growth of 16.9% in total catches, and improvement in quality of catches.

The ice-cream business under the food production and processing operation experienced satisfactory performance, due to efforts made in broadening the customer base and enhancing the market penetration through marketing and promotional campaigns and diversifying product range, leading to an 18.8% increase in turnover when compared to last year.

To cope with the challenges ahead, the Group will accelerate its business growth, through prudent marketing strategy, diversified promotional campaigns, rollout of new products and new investment opportunities in the Mainland meat market. In March 2003, the Group has set up its first joint venture to construct a modern meat-processing operation in Shanghai.

Beverage

For the six months ended 30 June 2003, the beverage operation reported a turnover of HK$1,908.6 million, an increase of 3.4% over last year and a net profit before corporate interest and expenses of HK$25.3 million, down by 34.3% compared to that of last year. The profit performance for the period under review was affected by the SARS incidence, reduced profitability in Jilin and Dalian, as well as initial loss of the newly acquired brewery in Beijing.

The sales volume of beer for the first half of 2003 totaled 1,228,678 kilolitres, an increase of 8.8% compared to the same period last year, aided by the addition of the new breweries at Wuhan and Panjin acquired in 2002 and at Beijing acquired in 2003, and stable growth for the Sichuan Blue Sword, consolidating our market position as the second largest brewer in the Mainland. Sales volume of our national brand, "SNOW 雪花", increased by 45% from first half of 2002 to 302,000 kilolitres, representing 25% of the total volume sold, reflecting its growing penetration following the implementation of our brand development strategy in the whole country. Organic sales volume growth of beer was 5.4% with strong earnings performance at Sichuan, Anhui and Shenyang, and the loss at Harbin was substantially reduced. Average selling prices decreased by 6% due to promotional activities but gross margin was in line with last year.

As of June 2003, total number of breweries was 29 with a combined annual production capacity of approximately 4.1 million kilolitres. The sales volume of purified water for the first half of 2003 amounted to 165,271 kilolitres, up by 34.4% over last year.

To facilitate national brand developments and brewery management, further acquisitions of part of the minority stakes from certain JV partners were made in August and September 2003.

Textile

For the six months ended 30 June 2003, the textile operation reported a turnover of HK$1,410.5 million as compared to HK$999.5 million for the same period last year and a net profit before corporate interest and expenses of HK$82.3 million as compared to HK$47.2 million of last year.

The satisfactory performance for the first half of 2003 was due primarily to acquisition growth and also the cotton price hike, which led to substantial increase in the selling prices for yarn and fabrics. Effective control over cotton purchased cost contributed also to the higher-than-expected profit. Overall net margin was about 5.8% compared with 4.7% for the first half of 2002. Despite the SARS effect, garment exports performed well as most orders were secured prior to February 2003.

Since the beginning of this year, the Group acquired three other textile plants, including one in Jiangsu and two in Shaanxi. Our 12 textile plants, equipped with 960,000 spindles, 14,600 looms and 13 printing & dyeing lines, are capable of an annual production of 100,000 tonnes of yarns, 260 million metres of grey fabrics and 130 million metres of finished fabrics. In July 2003, the Group completed the acquisition of a 51% equity interest in China Resources Jinhua Co. Ltd., a Shenzhen-listed company with textile production operation in Sichuan. Such acquisition is expected to reinforce the textile's performance in the second half of 2003.

File No.82-4177

The Group's Hong Kong property development, interest in the Villa Esplanada project, recorded a t[urnover] review of HK$5.0 million (2002: HK$66.1 million) and a net profit before corporate interest and expenses of HK$22.1 million (2002: HK$9.9 million). The developments have been completed with all residential units substantially sold in prior years. At the end of June 2003, only 2 residential units remained unsold. Of the 500 car parks, 212 have been sold and 256 were leased as at the end of June 2003.

Rental Properties

Rental properties include office, retail and industrial premises. For the six months ended 30 June 2003, the operation reported a turnover of HK$137.6 million, a decrease of 7.4% over last year and a net profit before corporate interest and expenses of HK$143.8 million, up by 64.9% compared to last year. The rental shortfall was due to the renovation work at Argyle Centre and rental concessions made to some SARS-affected tenants.

Despite the weak economy in Hong Kong, average occupancy rates of office premises improved slightly while that of retail premises remained high during the period under review. The Group's retail property at Argyle Centre, previously occupied by a CRC Department Store 華潤百貨, has been converted into a trendy mall, with more than 70% successfully leased so far at satisfactory rates. Due to change in use of the property from fixed assets for own use to investment property, it resulted in an increase in deferred tax credit.

Investments and Others

For the six months ended 30 June 2003, the Group's other investments reported a turnover of HK$167.9 million (2002: HK$272.6 million) and a net profit before corporate interest and expenses of HK$167.5 million (2002: HK$190.8 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited. In Hong Kong, the operations reported throughput in line with last year and earnings before interest and tax (EBIT) declined 5%. The Yantian port operations reported throughput growth of 30% and EBIT growth of 38%.

Building Materials

For the six months ended 30 June 2003, the operation reported a turnover of HK$167.9 million, a decrease of 23.2% over the same period last year and a net profit before corporate interest and expenses of HK$9.1 million as compared to last year of HK$36.6 million. Subsequent to the balance sheet date as of 30 June 2003, the Company has successfully spun off its building materials operations by way of a distribution in specie to the shareholders.

CAPITAL AND FUNDING

The Group centralizes surplus fund and funding requirements for all its operations to achieve better treasury operational control and average cost of funds. As at 30 June 2003, the Group's consolidated cash and cash equivalent amounted to HK$4,315 million. The Group's borrowings as at 30 June 2003 were HK$5,795 million with HK$1,970 million payable within 1 year, HK$3,825 million within 2 to 5 years. Committed borrowing facilities available to the Group, but not drawn as at 30 June 2003, amounted to HK$1,500 million. All the borrowings are subject to floating rates except for the US$230 million convertible guaranteed bonds, which are subject to fixed interest rate.

Calculated on the basis of the Group's net borrowings over shareholders' funds and minority interests, the Group's net gearing ratio remained low at approximately 8.8%. Together with the available banking facilities, the Group has adequate financial resources to finance its operations and to cope with its investment plans in the foreseeable future.

The Group's principal assets, liabilities, revenue and payments are denominated in US dollars, Hong Kong dollars and Renminbi. The Group expects that the risk exposures to foreign exchange rate fluctuations are minimal. As of 30 June 2003, 52% of the Group's cash deposit balances was held in Hong Kong dollars, 26% in Renminbi and 22% in US dollars. 36% of the Group's borrowings were denominated in US dollars and 36% in Renminbi with the remainder in Hong Kong dollars.

PLEDGE OF ASSETS

At the balance sheet date of 30 June 2003, the Group has pledged its fixed assets with a net asset value of HK$571.9 million (December 2002: HK$466.4 million) to secure short-term loans in sum of HK$359.5 million (December 2002: HK$370.6 million).

CONTINGENT LIABILITIES

The Group does not have any material contingent liabilities as at 30 June 2003.

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

File No. 82-4177

SUMMARY OF RESULTS

The Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 as follows:

	Notes	Six months ended 30 June 2003 (Unaudited) *HK$'000*	2002 (Unaudited and restated) *HK$'000*
Turnover	2	16,190,163	12,933,223
Cost of sales		(13,168,155)	(10,274,753)
Gross profit		3,022,008	2,658,470
Other revenue		145,134	227,537
Selling and distribution expenses		(1,734,989)	(1,210,822)
General and administrative expenses		(780,772)	(744,857)
Profit from operations	3	651,381	930,328
Finance costs	4	(128,552)	(171,046)
Share of results of a jointly controlled entity		143,177	—
Share of results of associates		228,498	208,601
Profit before taxation		894,504	967,883
Taxation	5	(70,202)	(145,334)
Profit after taxation		824,302	822,549
Minority interests		(74,569)	(97,087)
Profit attributable to shareholders		749,733	725,462
Earnings per share	7		
Basic		HK$0.36	HK$0.35
Diluted		HK$0.36	HK$0.35

Notes:

1. **Basis of preparation and accounting policies**

   The unaudited condensed consolidated financial statements have been prepared on a basis consistent with the principal accounting policies adopted in the 2002 annual financial statements except for the followings:

   (A) *Deferred Taxation*

   As a result of the adoption of the Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 12 "Income taxes" (revised), which became effective for accounting periods commencing on or after 1 January 2003, the accounting policy for deferred taxation has been changed.

   The principal effect of the implementation of SSAP No. 12 (revised) is in relation to deferred taxation. According to the SSAP No. 12 (revised), deferred taxation is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with limited exception. Deferred taxation is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

   In prior years, deferred taxation was accounted for using the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset was expected to be crystallised in the foreseeable future. The effect of this change in accounting policy on the consolidated profit and loss account for the six months ended 30 June 2002 and the consolidated balance sheet as at 31 December 2002 is set out in note 5.

   (B) *Jointly Controlled Entity*

   The Group's interest in a jointly controlled entity represents the investment in a limited partnership which was previously shown as an other investment measured at cost. Effect of the reclassification of the investment in the limited partnership is not material and accordingly no prior year adjustment is made.

2. **Segment information**

   Primary reporting format — business segments (Notes)

	Petroleum and Chemical Distribution *HK$'000*	Retail *HK$'000*	Food Processing and Distribution *HK$'000*	Beverage *HK$'000*	Textiles *HK$'000*	Property *HK$'000*	Investments and Others *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
Six months ended 30 June 2003									
REVENUE									
External Sales	5,978,428	4,279,328	2,338,091	1,908,632	1,410,521	107,286	167,877	—	16,190,163
Inter-segment sales	—	24,266	19,298	—	—	35,341	—	(78,905)	—
	5,978,428	4,303,594	2,357,389	1,908,632	1,410,521	142,627	167,877	(78,905)	16,190,163
Other revenue	7,075	32,345	28,759	8,563	29,812	3,746	763	—	111,063
	5,985,503	4,335,939	2,386,148	1,917,195	1,440,333	146,373	168,640	(78,905)	16,301,226
Result									
Segment result	166,733	(112,324)	216,613	132,254	100,823	137,643	6,387	—	648,129
Unallocated corporate expenses									(30,819)
Interest income									34,071
Profit from operations									651,381
Finance costs									(128,552)
Share of net results of a jointly controlled entity	143,177	—	—	—	—	—	—	—	143,177
Share of net results of associates	3,980	5,079	22,809	—	4,342	—	152,163	—	188,373
Taxation									(30,077)
Profit after taxation									824,302
Six months ended 30 June 2002									
REVENUE									
External Sales	4,557,996	2,724,967	2,372,444	1,845,602	999,517	160,051	272,646	—	12,933,223
Inter-segment sales	—	884	16,183	—	—	54,639	—	(71,706)	—
	4,557,996	2,725,851	2,388,627	1,845,602	999,517	214,690	272,646	(71,706)	12,933,223
Other revenue	9,895	34,964	25,928	9,063	21,036	1,058	47,115	—	149,059
	4,567,891	2,760,815	2,414,555	1,854,665	1,020,553	215,748	319,761	(71,706)	13,082,282
Result									
Segment result	207,118	89,666	200,779	152,008	55,634	136,913	38,647	—	880,765
Unallocated corporate expenses									(28,915)
Interest income									78,478
Profit from operations									930,328
Finance costs									(171,046)
Share of net results of associates	3,516	—	24,571	—	5,068	—	146,818	—	179,973
Taxation									(116,706)
Profit after taxation									822,549

   Notes:

   1. The comparatives have been restated to conform with the current period presentation in light of the change in accounting policy for deferred taxation.
   2. The logistic business has been reclassified under Retail segment from Property segment.

   Secondary reporting format — geographical segments

	Hong Kong *HK$'000*	Chinese Mainland *HK$'000*	Other Countries *HK$'000*	Total *HK$'000*
Six months ended 30 June 2003				
Segment revenue				
Turnover	7,017,823	7,967,268	1,205,072	16,190,163
Other revenue	67,144	37,920	5,999	111,063
	7,084,967	8,005,188	1,211,071	16,301,226

1. The comparatives have been restated to conform with the current period presentation in light of the change in accounting policy for deferred taxation.

2. The logistic business has been reclassified under Retail segment from Property segment.

Secondary reporting format — geographical segments

	Hong Kong HK$'000	Chinese Mainland HK$'000	Other Countries HK$'000	Total HK$'000
Six months ended 30 June 2003				
Segment revenue				
Turnover	7,017,823	7,967,268	1,205,072	16,190,163
Other revenue	67,144	37,920	5,999	111,063
	7,084,967	8,005,188	1,211,071	16,301,226
Six months ended 30 June 2002 (Restated)				
Segment revenue				
Turnover	6,878,650	5,159,245	895,328	12,933,223
Other revenue	110,958	36,470	1,631	149,059
	6,989,608	5,195,715	896,959	13,082,282

3. Profit from operations

	Six months ended 30 June 2003 HK$'000	2002 (Restated) HK$'000
Profit from operations has been arrived at after charging:		
Depreciation		
— Owned assets	469,732	369,912
— Assets held under finance leases	2,524	2,663
Amortisation of intangible assets (included in general and administrative expenses)		
— Goodwill	39,077	30,005
— Intangible assets other than goodwill	5,149	6,167
And after crediting:		
Dividend from other unlisted investments	2,054	2,087

4. Finance costs

	2003 HK$'000	2002 HK$'000
Interest on finance leases	1,162	1,196
Interest on bank loans and other loans wholly repayable within five years	107,089	157,146
Interest on other loans not wholly repayable within five years	3,290	—
Financing charges	17,011	12,704
	128,552	171,046

5. Taxation

	2003 HK$'000	2002 HK$'000
Current taxation		
Hong Kong		
Company and subsidiaries	80,783	74,352
Associates	22,596	21,238
Chinese Mainland		
Subsidiaries	19,843	35,466
Associates	14,009	8,228
Overseas		
Subsidiaries	41	—
	137,272	139,284
Deferred taxation		
Hong Kong		
Subsidiaries	(43,884)	(3,648)
Associates	3,520	(838)
Chinese Mainland		
Subsidiaries	(26,706)	10,536
	70,202	145,334

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) on the estimated assessable profits for the period. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries and associates in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

The change in accounting policy in accordance with the SSAP No.12 (revised) to account for deferred taxation has been applied retrospectively and the comparative amounts previously reported have been restated accordingly. The adjustments to the consolidated balance sheet at 31 December 2002 are as follows:

	HK$'000
Decrease in purchased goodwill	(46,498)
Decrease in associates	(37,888)
Increase in deferred taxation assets	89,001
Increase in deferred taxation liabilities	(318,826)
Increase in minority interests	(26,801)
Decrease in reserves	(341,012)

The profit attributable to shareholders for the six months ended 30 June 2002 has been increased by HK$5,392,000.

6. Dividends

	Six months ended 30 June 2003 HK$'000	2002 HK$'000
2002 special interim dividend, paid, of HK$0.25 per ordinary share	—	518,142
2002 final dividend, payable, of HK$0.13 (2001: HK$0.10) per ordinary share *(Note a)*	270,453	207,353
	270,453	725,495

Notes:

(a) At the meeting held on 3 April 2003, the Directors proposed a final dividend of HK$0.13 per ordinary share for the year ended 31 December 2002. Such proposal was subsequently approved by shareholders on 5 June 2003.

(b) On 15 July 2003, a special interim dividend by way of a distribution in specie of one share in China Resources Cement Holdings Limited for every 10 shares of the Company was declared.

(c) On 10 September 2003 the Directors declared an interim dividend of HK$0.10 per ordinary share (September 2002: Interim dividend of HK$0.09 per ordinary share). The aggregate amount of HK$208,120,000 (2002: HK$187,218,000) were calculated based on the number of shares in issue at the date of the report.

7. Earnings per share

	Six months ended 30 June 2003 HK$'000	2002 (Restated) HK$'000
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings		
Profit attributable to shareholders for the purpose of calculating basic earnings per share	749,733	725,462
Interest saving on exercise of convertible bonds	34,352	—
Profit attributable to shareholders for the purpose of calculating diluted earnings per share	784,085	725,462
	2003	2002
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,080,405,215	2,063,501,624
Effect of dilutive potential ordinary shares:		
— convertible bonds/ share options	119,595,400	12,158,950
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,200,000,615	2,075,660,574

CLOSURE OF REGISTER

The Register of Members will be closed from 6 October 2003 to 10 October 2003, both days inclusive. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 3 October 2003.

PUBLICATION OF FURTHER INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All information required by paragraphs 46(1) to 46(6) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

By Order of the Board
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 10 September 2003

File No.82-4177

華潤創業有限公司
China Resources Enterprise, Limited

03 OCT -8 AM 7:21

2003

中期報告 INTERIM REPORT


華潤
為你編織一個家...
creating a sweet home for you...

公司資料
CORPORATE INFORMATION

CHAIRMAN
NING GAONING

副主席兼董事總經理 DEPUTY CHAIRMAN & MANAGING DIRECTOR
SONG LIN

副董事總經理 DEPUTY MANAGING DIRECTORS
CHEN SHULIN
QIAO SHIBO
YAN BIAO
KEUNG CHI WANG, RALPH

執行董事 EXECUTIVE DIRECTORS
LAU PAK SHING
WANG QUN
ZHONG YI
KWONG MAN HIM

非執行董事 NON-EXECUTIVE DIRECTORS
JIANG WEI
XIE SHENGXI

獨立非執行董事 INDEPENDENT NON-EXECUTIVE DIRECTORS
CHAN PO FUN, PETER
HOUANG TAI NINH
LI KA CHEUNG, ERIC
（已於二零零三年六月五日退任） LOO WUN LOONG, JOHN (retired on 5 June 2003)

公司秘書 COMPANY SECRETARY
LEE YIP WAH, PETER

核數師 AUDITORS
德勤‧關黃陳方會計師行 DELOITTE TOUCHE TOHMATSU

股份過戶登記處 SHARE REGISTRARS
標準證券登記有限公司 STANDARD REGISTRARS LIMITED
香港灣仔告士打道56號 G/F, BANK OF EAST ASIA HARBOUR VIEW CENTRE
東亞銀行港灣中心地下 56 GLOUCESTER ROAD, WANCHAI, HONG KONG

註冊辦事處 REGISTERED OFFICE
香港灣仔港灣道26號 39/F, CHINA RESOURCES BUILDING
華潤大廈39樓 26 HARBOUR ROAD, WANCHAI, HONG KONG

目錄
CONTENTS

財務概要
FINANCIAL HIGHLIGHTS

截至二零零三年六月三十日止六個月 For the six months ended 30 June 2003

		二零零三年 (未經審核) 港幣千元 **2003** **(Unaudited)** **HK$'000**	二零零二年 (未經審核及重列) 港幣千元 2002 (Unaudited and Restated) HK$'000
營業額	Turnover	**16,190,163**	12,933,223
經營溢利	Profit from operations	**651,381**	930,328
應佔聯營公司業績	Share of results of associates	**228,498**	208,601
股東應佔溢利	Profit attributable to shareholders	**749,733**	725,462
每股盈利	Earnings per share	**HK$0.36**	HK$0.35
每股中期股息	Interim dividend per share	**HK$0.10**	HK$0.09

		於二零零三年 六月三十日 (未經審核) 港幣千元 **At 30 June 2003** **(Unaudited)** **HK$'000**	於二零零二年 十二月三十一日 (重列)[3] 港幣千元 At 31 December 2002 (Restated)[3] HK$'000
股東權益	Shareholders' funds	**13,424,718**	12,945,721
少數股東權益	Minority interests	**3,431,760**	3,290,057
綜合借款淨額	Consolidated net borrowings	**1,479,747**	1,482,909
負債比率	Gearing	**8.78%**	9.13%
流動比率	Current ratio	**1.38**	1.29
每股資產淨值：	Net assets per share:		
賬面值	book value	**HK$6.45**	HK$6.22

附註：

1. 每股盈利乃將股東應佔溢利除以各期間已發行股份之加權平均數計算。
2. 負債比率指借款淨額與股東權益及少數股東權益之比例。
3. 比較數字已經重列，以便符合本期間會計政策之遞延稅項改變。

Notes:

1. Earnings per share have been calculated by dividing the profit attributable to shareholders by weighted average number of shares in issue during the period.
2. Gearing represents the ratio of net borrowings to shareholders' funds and minority interests.
3. The comparatives have been restated to conform with the current period presentation in light of the change in accounting policy for deferred taxation.

營業額及溢利分析表
ANALYSIS OF TURNOVER AND PROFIT

截至二零零三年六月三十日止六個月 For the six months ended 30 June 2003

		二零零三年 (未經審核) 港幣千元 **2003** **(Unaudited)** **HK$'000**	二零零二年 (未經審核及重列)[1] 港幣千元 2002 (Unaudited and Restated)[1] HK$'000
各項業務之營業額	**Turnover by segment**		
石油及化學品經銷	Petroleum and Chemical Distribution	**5,978,428**	4,557,996
零售	Retail	**4,303,594**	2,725,851
食品加工及經銷	Food Processing and Distribution	**2,357,389**	2,388,627
飲品	Beverage	**1,908,632**	1,845,602
紡織	Textiles	**1,410,521**	999,517
物業	Property	**142,627**	214,690
投資及其他業務	Investments and Others	**167,877**	272,646
小計	Subtotal	**16,269,068**	13,004,929
對銷業務間之交易	Elimination of inter-segment transactions	**(78,905)**	(71,706)
總額	Total	**16,190,163**	12,933,223
各項業務之股東應佔溢利	**Profit attributable to shareholders by segment**		
石油及化學品經銷	Petroleum and Chemical Distribution	**285,507**	182,018
零售	Retail	**(88,818)**	61,494
食品加工及經銷	Food Processing and Distribution	**175,461**	172,274
飲品	Beverage	**25,253**	38,484
紡織	Textiles	**82,274**	47,167
物業	Property	**165,931**	97,071
投資及其他業務	Investments and Others	**167,581**	190,776
小計	Subtotal	**813,189**	789,284
公司總部利息淨額及費用	Net corporate interest and expenses	**(63,456)**	(63,822)
總額	Total	**749,733**	725,462

附註：

1. 比較數字已經重列，以便符合本期間會計政策之遞延稅項改變。

2. 物流業務從物業業務重新分類至零售業務。

3. 由於有物業從固定資產改變用途為投資物業，導致遞延稅項負債減少。

Notes:

1. The comparatives have been restated to conform with the current period presentation in light of the change in accounting policy for deferred taxation.

2. The logistics business has been reclassified under Retail segment from Property segment.

3. Due to change in use of certain properties from fixed assets to investment properties, it resulted in a decrease in deferred tax liabilities.

主席報告
CHAIRMAN'S STATEMENT

業績

本集團截至二零零三年六月三十日止六個月的未經審核綜合營業額及股東應佔溢利分別為港幣16,190,200,000元及港幣749,700,000元，比較去年同期分別增長25.2%及3.3%。按加權平均數基準計算，本集團每股盈利為港幣0.36元，而二零零二年則為港幣0.35元。

股息

董事局議決於二零零三年十一月三日或前後，向二零零三年十月六日名列本公司股東名冊的股東派發二零零三年度中期股息，每股港幣0.10元(二零零二年：每股港幣0.09元)。是次二零零三年度中期股息是繼按實物分派方式向二零零三年七月十五日名列本公司股東名冊的股東分派華潤水泥控股有限公司(「華潤水泥」)股份作為特別中期股息以外的股息。以上所述之二零零二年度中期股息是繼二零零二年二月八日就本集團出售銀行業務投資而派發每股港幣0.25元的特別股息以外的股息。

暫停辦理股份過戶登記手續

本公司將於二零零三年十月六日至二零零三年十月十日期間(包括首尾兩天)暫停辦理股份過戶登記。為符合獲派中期股息之資格，所有填妥之過戶表格連同有關股票，必須於二零零三年十月三日下午四時三十分前送達本公司之股份過戶登記處 — 標準證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

RESULTS

The Group's unaudited consolidated turnover and profit attributable to shareholders for the six months ended 30 June 2003 amounted to HK$16,190.2 million and HK$749.7 million respectively, representing an increase of 25.2% and 3.3% over that of last year. Earnings per share of the Group, on a weighted average basis, was HK$0.36 compared to HK$0.35 in 2002.

DIVIDENDS

The Board resolved to declare an interim dividend of HK$0.10 per share for 2003 (2002: HK$0.09 per share) payable on or about 3 November 2003 to shareholders whose names appear on the Register of Members of the Company on 6 October 2003. Such interim dividend of 2003 is additional to a special interim dividend effected by way of a distribution in specie of shares in China Resources Cement Holdings Limited ("CR Cement") to shareholders whose name appeared on the Register of Members of the Company on 15 July 2003. The interim dividend of 2002 as mentioned above is in addition to a special dividend of HK$0.25 per share paid on 8 February 2002 for the disposal of the Group's investment in banking business.

CLOSURE OF REGISTER

The Register of Members will be closed from 6 October 2003 to 10 October 2003, both days inclusive. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on 3 October 2003.

前景

本集團獨特之零售帶動分銷的經銷模式，業務日漸轉以中國內地及香港的消費市場為中心。本集團於過去數年積極重組業務組合，減少對物業發展業務的依賴，逐步將重心轉向分銷業務。今年，本集團更開始重組旗下的非核心業務，成功分拆建築材料業務，並以實物分派形式將權益分派予股東。新公司 — 華潤水泥已於二零零三年七月二十九日以介紹上市方式於香港聯合交易所有限公司上市。此外，為強化本集團的核心零售業務，本集團亦已於七月收購母公司的物流業務。這項物流業務將併入本集團目前的物流業務，並以快速消費品的配送為重點，以配合本集團長遠的物流需要。在二月，本集團宣佈收購華潤錦華股份有限公司51%股權，成為首間外資公司持有中國內地上市公司的控股權。是項交易已於七月份完成，標誌著本集團邁進內地紡織業領導地位的重要里程碑。

本集團已經按計劃加快在中國內地的投資，旗下的食品加工及分銷業務已打入中國大陸的肉類市場，也在三月成立合營企業，在上海興建現代化的肉類加工中心。在回顧期內，本集團來自中國內地業務的收入首次超越香港業務的收入。

PROSPECTS

The Group has a unique retail-led distribution model and our businesses are increasingly geared towards the consumer markets of the Chinese Mainland and Hong Kong. Over the past few years, we have restructured our business portfolio to reduce the reliance on property development and focus on distribution businesses. This year, the Group has started to restructure its non-core businesses. We have successfully reorganized our building materials business and distributed the interest to our shareholders in the form of a dividend in specie. The new company, CR Cement, was listed on The Stock Exchange of Hong Kong Limited by way of introduction on 29 July 2003. To increase the core competence of our retailing businesses, the Group acquired our parent company's logistics business in July. It will be integrated with the Group's existing logistics operation with a focus on FMCG distribution to meet our own logistics demand in the long term. In February, the Group announced the acquisition of a 51% stake in 華潤錦華股份有限公司 China Resources Jinhua Co., Ltd., a precedent for a foreign company to take a controlling stake in a Chinese Mainland listed company. The transaction was completed in July. This is an important milestone for our textile business to achieve a leading position in the Chinese Mainland textile industry.

The Group has accelerated its investments in the Chinese Mainland as planned. In particular, our food processing and distribution business has entered the Chinese Mainland meat market and a joint venture to construct a modern meat processing centre in Shanghai was signed in March. For the period under review, the proportion of the Group's revenue from the Chinese Mainland has for the first time exceeded that of Hong Kong.

中港兩地爆發嚴重急性呼吸系統綜合症(「非典型肺炎」)後，大大影響本集團在香港及內地若干地區的業務。幸而在非典型肺炎疫情受控後，情況已經改善，本集團的經營狀況也逐漸得以回復。更緊密經貿合作安排(「CEPA」)促進了粵港之間的合作，加上中國放寬五個主要城市的居民以個人身份旅遊的限制，令來港旅客人數激增，相信將可刺激本港經濟。與此同時，中國內地的經濟增長保持強勁，消費者購買力持續上揚。憑藉目前穩健的財政狀況及現金流量，本集團正蓄勢待發，將充份把握眼前的每個契機，並致力提升經營效率，因此對未來前景充滿信心。

The sudden outbreak of severe acute respiratory syndrome, or SARS, has considerably affected the Group's operations in Hong Kong and certain regions of the Chinese Mainland. The situation has improved after SARS had been under containment, and the Group is recovering from its impact. The Closer Economic Partnership Arrangement, or commonly known as CEPA, enhanced cooperation between Hong Kong and Guangdong as well as the influx of mainland tourists following the relaxation of individual travelers from five mainland cities will stimulate the local economy. At the same time, Chinese Mainland's economy remains robust and there is a continued increase in consumer purchasing power. With a strong balance sheet and steady cashflow, the Group is well-positioned to capitalize on the tremendous investment opportunities ahead. Coupled with our efforts to improve operational efficiency, we are very confident about the future prospects of the Group.

企業管治

本集團於過去數月繼續在不同範疇的企業管治上努力，務求向股東保證本集團的運作符合內部監控、會計準則以及道德操守的要求。董事局成員朝著這個目標，每月平均召開一次會議，親身參與本集團重要的決策過程。在董事局的獨立意見對某些重大決定越見重要的當前，本集團的獨立非執行董事在上半年度參與這些決定的平均會議出席率逾90%，突顯團隊內各有不同專業背景的專業人士的積極參與，令本集團作出重要決策時，皆能周詳考慮各方獨立觀點。

CORPORATE GOVERNANCE

Over the last few months, the Group has continued to work on different aspects of corporate governance to ensure that shareholders are rest assured of the best practice in the Group's internal control, accounting disciplines and ethical behavior. To realize the initiatives, members of the Board met on average once a month to participate in key decision-making process of the Group. While independent views for certain major Board decisions are becoming increasingly important nowadays, average attendance of the Group's independent non-executive directors in meetings for such decisions was over 90% in the first half of the year, showing that the Group's major decisions went through balanced yet independent perspectives and that active participation is made by a team of professionals from diversified background.

完善的企業管治亦包括保障股東權益，尤其是少數權益股東的權益及利益。因此，本集團選擇將當時的非核心業務 — 建築材料業務以實物分派方式向股東分派。本集團透過向股東實物分派華潤水泥的股份作為特別中期股息，目的是要讓全體股東得享同等權利，一同分享和靈活參與建築材料未來的發展成果。

Excellent corporate governance also means ensuring shareholders' and especially minority shareholders' rights and benefits. The Group has chosen to divest its building material business, a non-core business then, by way of a distribution in specie to its shareholders. By paying shareholders a special interim dividend in specie of the shares in CR Cement, all shareholders were given an equal right and flexibility to participate in the success and future development of the building materials business.

投資者關係

本集團一向致力推動與投資者的關係，而這方面的努力已見成果，亦備受推崇。根據國際權威財經刊物 — Institutional Investor Research Group 在六月進行的調查，本集團被基金經理評為亞洲綜合企業中的「最佳投資者關係」及「投資者關係最大躍進」的綜合企業。同時，亦被分析員評為香港一眾公司中的「投資者關係最大躍進」的企業，並取得亞洲綜合企業中的「投資者關係最大躍進」殊榮。本集團將不斷改善與投資者的溝通，提高透明度。

INVESTOR RELATIONS

The Group's long-time efforts in promoting investor relations have been both rewarding and appreciated. In a survey conducted in June by the Institutional Investor Research Group, one of the world's most respected financial publications, the Group was named the "Best Company IR" and the "Most Improved IR" among conglomerates in Asia by the Buy-side and the "Most Improved IR" among companies in Hong Kong, the "Most Improved IR" among conglomerates in Asia by the Sell-side. The Group will continue to improve communication and transparency to its investors.

社會責任

非典型肺炎雖令很多家庭破碎，但亦令許多家庭關係變得更為親密。「以人為本，改善人民生活」是本集團奉行的文化之一，為此，本集團向不同的慈善機構捐獻善款，受惠機構包括香港及中國內地的中國紅十字會，冀藉此協助社會對抗及防範非典型肺炎。本集團承諾會繼續竭盡全力，為顧客、股東及僱員帶來更優質的生活。

SOCIAL RESPONSIBILITY

SARS has separated many families but many more found themselves closer than ever before. As part of the corporate culture, "dedicated to people and improving people's lives", the Group has made a record donation to different charities like The Red Cross Society of China in the Chinese Mainland and Hong Kong in aiding the society to fight against and prevent the resurgence of SARS. The Group pledged to look into different areas in contributing to better quality of life for the customers, shareholders and employees.

僱員

於二零零三年六月三十日，本集團除聯營公司以外僱用約66,000名員工，其中約63,000名員工在中國內地僱用，其餘主要為香港僱員。本集團僱員按其工作性質、個別工作表現及市場情況收取薪酬，附以獎勵計劃，包括現金花紅和購股權等。

EMPLOYEES

As at 30 June 2003, the Group, excluding its associated companies, employs approximately 66,000 people, of which approximately 63,000 are employed in the Chinese Mainland, with the remaining predominantly in Hong Kong. The Group's employees are remunerated according to the nature of job, individual performance and market trends with built-in merit components, paid in the form of cash bonuses and share options.

致謝

盧雲龍先生已經於六月辭任本公司的獨立非執行董事，本人謹代表董事局全體同仁，感謝盧先生在過去十年的寶貴貢獻。此外，本人亦對員工在期內的努力不懈和辛勤工作致以衷心謝意。

APPRECIATION

On behalf of the Board of Directors, I would like to express our appreciation towards Mr. John Loo Wun Loong, who has resigned as the Company's independent non-executive director in June, for his invaluable contribution to the Board over the last ten years. Nonetheless, we acknowledge our gratitude to our employees for their commitment and hard work during the period.

承董事局命
主席
寧高寧

香港，二零零三年九月十日

By order of the Board
Ning Gaoning
Chairman

Hong Kong, 10 September 2003

管理層討論與分析
MANAGEMENT DISCUSSION AND ANALYSIS

業務回顧

石油及化學品經銷

本業務在截至二零零三年六月三十日止六個月錄得營業額港幣5,978,400,000元，比去年同期攀升31.2%，未計公司總部利息及費用前純利則達港幣285,500,000元，較去年同期上升56.9%。業績增長主要由於因出售一間共同控制實體公司所持在香港國際機場的航空燃料補給設施的權益而獲得一項應佔所得溢利的進賬，卻被香港加油站業務的盈利下降抵消了部份盈利貢獻。

回顧期內的整體營業額全面急升，主要因為美伊戰事以及石油輸出國組織供油量不明朗，令國際原油價格反覆波動。雖然爆發非典型肺炎，但本業務於二零零三年上半年的整體銷量仍然取得溫和增長。

二零零三年上半年，全球油價波動不穩，但航空煤油和柴油仍能保持其邊際利潤。在非典型肺炎爆發期間，有不少航班停飛，但由於航空煤油在第一季度表現理想而令其銷量仍能有所增長，加上本集團與更多航空公司訂立了供應合約，保障了航空煤油銷量的增長。回顧期內，在積極開拓中國市場所帶動下，燃油經銷業務的銷情理想。香港的石油氣經銷業務和出口中國的石油氣也實現平穩增長。化工品業務在回顧期內保持良好營業額增長，尤其是在中國市場。

REVIEW OF OPERATIONS

Petroleum and Chemical Distribution

For the six months ended 30 June 2003, the operation reported a turnover of HK$5,978.4 million, up by 31.2% compared to the same period last year and a net profit before corporate interest and expenses of HK$285.5 million, up by 56.9% over that of last year. The increase was mainly due to the sharing of a gain from the disposal of our interest, held through a jointly controlled entity, in the aviation fuel facility at the Hong Kong International Airport and partly offset by a decline in profit contributions from our filling stations operation in Hong Kong.

The surge in overall turnover for the period under review was the resultant effect of fluctuating international crude oil prices, spurred by the US/Iraq war and uncertainty over oil supply by OPEC. Despite the SARS outbreak, the operation still achieved a moderate growth in the overall sales volume for the first half of 2003.

The refined oil distribution managed to maintain its profit margins for aviation kerosene and diesel oil during the first half of 2003, when world oil prices were extremely volatile. Despite cancellation of airline flights during the period of SARS outbreak, aviation kerosene still maintained a sales volume growth due to strong performance in the first quarter of 2003, and supply contracts secured from more airlines. For the period under review, fuel oil distribution reported satisfactory sales performance, due to expansion in the PRC market. LPG distribution in Hong Kong and LPG exports to PRC both reported stable sales growth. Petrochemicals distribution business maintained a decent growth in turnover, in particular for the Chinese Mainland market, for the period under review.

二零零三年上半年，香港的石油及石油氣加油站的銷量比去年同期上升4.3%。但由於石油氣的成本高漲，售價機制又無法及時調整，盈利貢獻因而減少港幣24,300,000元。自營加油站的石油氣銷量比去年上升11.1%。

For the first half of 2003, petrol and LPG stations in Hong Kong reported an increase of 4.3% in sales volume over last year. Earnings contribution fell by HK$24.3 million due to the high LPG cost and a mismatch in the price-fixing mechanism. In volume terms, LPG sold at the stations rose by 11.1%.

本集團為了抓住中國內地龐大的管道燃氣需求，遂於二零零三年八月與蘇州市政府訂立合營企業協議，為蘇州新區分銷和供應管道燃氣。新成立的合營企業的註冊資本為15,000,000美元，本集團佔70%權益。合營企業將投資約24,000,000美元，鋪設管道網絡。本集團會繼續在中國內地發掘投資良機。

To capitalize on the strong demand of piped gas in the Chinese Mainland, the Group entered into a joint venture agreement with the local government of Suzhou municipality in August 2003 to distribute and supply piped gas for Suzhou New District 蘇州新區. The new venture, of which the Group has a 70% interest in its share capital of US$15 million, will invest a total of about US$24 million for the construction of the piping network. The Group will keep on exploring the investment opportunities in the Chinese Mainland.

若撇除任何不明朗的情況，本集團預期全球油價可在二零零三年下半年逐步喘定。隨著世界衛生組織在二零零三年五月撤銷對香港的旅遊警告後，航空煤油的需求已逐步回復正常水平。本集團會繼續採取審慎措施，提高石油和化學品分銷業務的表現。

Barring any unforeseeable circumstances, the Group anticipates that the world oil prices will stabilize over the rest of 2003. Following the lifting of the travel advisory by the World Health Organisation in May 2003, demand for aviation fuel has gradually restored to normal level. The Group will continue to take prudent measures to enhance its future performance of its petroleum and chemical distribution operation.

零售

截至二零零三年六月三十日止六個月的營業額達港幣4,303,600,000元，比去年同期跳升57.9%，零售業務上半年錄得未計公司總部利息及費用前的虧損淨額港幣88,800,000元，去年同期則為純利港幣61,500,000元。

Retail

Turnover for the six months ended 30 June 2003 was HK$4,303.6 million, an increase of 57.9% compared with the same period of last year. The retail segment reported a net loss before corporate interest and expenses of HK$88.8 million for the first half of 2003 as compared to a net profit of HK$61.5 million for that of last year.

超級市場

截至二零零三年六月三十日止六個月，本業務錄得營業額港幣3,390,700,000元，比去年同期跳升93.4%，二零零三年上半年的未計公司總部利息及費用前的虧損淨額為港幣66,100,000元，去年同期則為純利港幣47,600,000元。表現回落的原因在於非典型肺炎對大賣場業務帶來的不利影響，以及去年因積極拓展業務而引致成本架構高企。回顧期間的息稅折舊和攤銷前業績為虧損港幣10,300,000元。

營業額大幅攀升的原因在於店鋪數目增加，以及於二零零二年七月收購華潤萬佳有限公司65%股權。非典型肺炎的爆發對廣東省的大賣場造成的打擊，由二零零三年第二季度同店銷售下降8%可見一斑。二零零三年上半年，開設17間店鋪（其中包括1間大賣場）須支付的一次性預付開設店鋪開支總額為港幣11,000,000元。

下半年，本集團會繼續進行全新的公司形象活動，結合創新業態，全面掌握市場增長的勢頭，致力將中國內地的業務建立為全國品牌。為使我們的資源得以更有效地運用以及店鋪模式可重複利用，本集團撤回了開設部份新店的計劃。至於本集團最近在減省員工成本及租金支出的成本控制上，已漸見成效。為建立更良

Supermarket

For the six months ended 30 June 2003, the operation reported a turnover of HK$3,390.7 million, an increase of 93.4% over the same period last year and a net loss before corporate interest and expenses of HK$66.1 million for the first half of 2003 compared to a net profit of HK$47.6 million for that of last year. The under-performance was due to the adverse impact of SARS on hypermarkets, and high cost structure following rapid expansion in last year. The results before interest, taxation, depreciation and amortization ("EBITDA") was in a loss of HK$10.3 million for the period under review.

The substantial increase in turnover was attributable to the increase in number of stores as well as the acquisition of a 65% equity interest in 華潤萬佳有限公司 China Resources Vanguard Co., Ltd. in July 2002. The SARS outbreak was a blow to the hypermarkets in Guangdong as reflected by their 8% same-store sales decline during the second quarter of 2003. For the first half of 2003, upfront store opening expenses of one-off nature in connection with the opening of 17 stores, including 1 hypermarket, totaled HK$11.0 million.

The Group is progressing well in its endeavor to establish a national brand for the Chinese Mainland operations in the second half of this year through a re-branding program, along with its plans to revamp store formats to capture market growth. In a bid to ensure our resources are efficiently utilized and our store formats are replicable, the Group rolled back some shop opening plans for 2003. The cost saving program

好的供應商關係，新一套向供應商回饋收入的機制已經訂立，本集團會按供應商的貨品供應量而分類，鼓勵大額購貨的折扣優惠。本集團為了實踐躋身國內備有完善物流支援的頂尖經銷零售集團的業務策略，已經於二零零三年七月向母公司收購其物流業務，相信對本集團的超級市場業務裨益至深。新收購的物流業務將併入為超級市場業務的一部份。

initiated lately to reduce salaries and rentals has begun to produce some desirable results. A new supplier rebate system has been introduced to categorize suppliers according to their sales and encourage volume discount, resulting in a much improved supplier relationship. Consistent with the Group's business strategy to become a leading distribution and retail group with sufficient logistic support, the Group acquired an established logistics business from its controlling shareholder in July 2003. The Group's supermarket operations will benefit most from this acquisition. The newly acquired logistic business will form part of the supermarket operations.

中國內地爆發非典型肺炎，大大衝擊了當地大賣場的銷情，但是香港業務的銷情却相當不錯，市民在疫情期間轉從超級市場選購食品在家煮食，減少外出用膳，反而刺激了香港超市業務，減輕內地業務承受的不利影響。香港的超級市場自從二零零二年重新裝修，以全新形象面市後，表現有所改善。

While the SARS outbreak adversely affected sales of the hypermarkets in the Chinese Mainland, the effect was mitigated by the stimulated sales for the operations in Hong Kong as people purchased more food from supermarkets for consuming at home rather than dining out. Supermarkets in Hong Kong that were given a facelift under the redecoration program in 2002, reported improved performance.

截至二零零三年六月底，本集團在香港和中國內地合共經營461間店鋪，去年年底則有454間，其中包括自營店鋪和根據加盟安排在中國內地經營的店鋪。在二零零三年上半年，集團新增17間店，結束10間包括加盟店之店鋪。

At end of June 2003, the Group operated a total of 461 stores in Hong Kong and the Chinese Mainland as compared to 454 at the end of last year. The number includes self-operated stores as well as some stores in the Chinese Mainland under the franchise arrangements. During the first half of 2003, 17 stores were opened and 10 stores were either closed or their franchise terminated.

回顧期間，本集團應佔聯營公司 — 蘇果超市有限公司的盈利共達港幣5,100,000元。本集團在二零零二年九月收購該公司的39.25%股權。

Share of associate's profit from Suguo Supermarket Co., Ltd. 蘇果超市有限公司, in which the Group acquired a 39.25% equity interest in September 2002, totaled HK$5.1 million for the period under review.

本集團有信心在本年可落實強化管理團隊，改善商品採購、門店營運及物流管理等基本元素的目標。

The Group's objective this year is to strengthen the management team and improve fundamentals of merchandising, operational and logistics, and we are confident and remain committed to this operation.

品牌時尚產品經銷

截至二零零三年六月三十日止六個月，營業額達港幣446,800,000元，比去年同期增長11.9%，未計公司總部利息及費用前虧損淨額錄得港幣16,500,000元，去年同期則為純利港幣6,500,000元。回顧期間的業績主要受非典型肺炎沖擊，以及以高折扣清理某些品牌存貨所影響。二零零三年上半年的息稅折舊和攤銷前的盈利倒退24.9%至港幣45,300,000元，去年則為港幣60,300,000元。回顧期內，大部份品牌的同店營業額仍錄得可觀增長。

Brand-fashion distribution

Turnover for the six months ended 30 June 2003 was HK$446.8 million, an increase of 11.9% compared with the same period of last year. The operation reported a net loss before corporate interest and expenses of HK$16.5 million for the first half of 2003 as compared to a net profit of HK$6.5 million of last year. The results for the period under review was clouded by the SARS crisis and big discounts offered for the stock clearance of certain brands. EBITDA for the first half of 2003 fell by 24.9% to HK$45.3 million as compared to that of HK$60.3 million last year. For the period under review, most of the established brands reported decent same-store-growth.

回顧期內的營業額上升，主要因為本集團繼續擴充新店和廣告宣傳收效。於二零零三年六月三十日，本集團在內地指定城市的715間自營和特許經營店經銷18個國際品牌。於去年年底時，本集團有761間服裝店。

The increase in turnover for the period under review was due primarily to the continuing store expansion and effective advertising. As of 30 June 2003, the Group distributed 18 international brands through 715 self-operated and franchised boutiques at designated cities in the Chinese Mainland, compared with 761 boutiques at the end of last year.

本集團預期，在非典型肺炎減退後，主要城市的高檔服裝的銷情應可止跌回升，與此同時，本集團也會繼續全力提升個別品牌的盈利表現。

The Group anticipates that retail sales for high fashion in major cities will gradually return to normal following winning the fight against the SARS. Meanwhile, the Group will continue to focus on individual brand profitability.

香港零售

截至二零零三年六月三十日止六個月，本業務錄得營業額港幣466,100,000元，比去年同期下跌18.7%，未計公司總部利息及費用前虧損淨額達港幣6,200,000元，去年同期則為純利港幣7,400,000元。本地經濟不景，三月份又爆發非典型肺炎，加上本集團在二零零二年結束兩間華潤百貨，都是表現回落的主因。在非典型肺炎的刺激下，華潤堂在回顧期間的藥品銷量上升，盈利增長強勁。然而，非典型肺炎卻令旅客和顧客驟降，對中藝和華潤百貨的表現起了不同程度的影響。於二零零三年六月底，本集團經營2間華潤百貨、5間中藝、2間超級店和20間標準店華潤堂。回顧期間，本集團採取積極行動減低非典型肺炎的影響，包括減省宣傳開支和員工成本的節流方案。

Hong Kong Retail

For the six months ended 30 June 2003, the operation reported a turnover of HK$466.1 million, down by 18.7% over the same period of last year and a net loss before corporate interest and expenses of HK$6.2 million, compared to a profit of HK$7.4 million of last year. The lackluster performance was attributable to the sluggish economy, outbreak of SARS in March this year and also the closure of two CRC Department Stores 華潤百貨 in 2002. Partly stimulated by the effects of SARS, CR Care Stores 華潤堂 reported increase in sales for medicine and drugs and decent profit growth for the period under review. SARS impacted the performance of Chinese Arts & Craft Stores 中藝 and CRC Department Stores 華潤百貨 in varying proportions, due to drop in tourists and customer visits. At the end of June 2003, the Group operated 2 CRC Department Stores 華潤百貨, 5 Chinese Arts & Craft Stores 中藝, 2 super-sized and 20 smaller-sized CR Care Stores 華潤堂. During the period under review, the Group has taken active steps to mitigate the SARS impact, including cost cutting measures for marketing expenses and staffing.

食品加工及經銷

截至二零零三年六月三十日止六個月，本業務錄得營業額港幣2,357,400,000元，比去年同期下跌1.3%，未計公司總部利息及費用前純利達港幣175,500,000元，比去年同期上升1.8%。

二零零三年上半年，活畜經銷業務的營業額從去年同期穩步增長2.7%，抵消了因取消出口至香港之冷凍肉食配額獨家代理權而使其銷售下降。由於集團大力宣傳「五豐」品牌的優質

Food Processing and Distribution

For the six months ended 30 June 2003, the operation reported a turnover of HK$2,357.4 million, a decrease of 1.3% and a net profit before corporate interest and expenses of HK$175.5 million, an increase of 1.8%, compared with the same period last year.

Turnover of livestock distribution grew steadily by 2.7% for the first half of 2003, compared with that of last year, compensating for the decline in sales of frozen meat following the uplift of export quota. The better than expected

鮮肉達到成效，本業務的表現勝於預期。然而，非典型肺炎疫情和香港市民消費意欲不振，令飲食業雪上加霜，影響了食品經銷業務的表現。

performance was attributable to active promotion on high quality fresh meat under the "Ng Fung" brand name. However, the performance of foodstuffs distribution was affected by the gloomy outlook of restaurant and catering industry, due to the outbreak of SARS and weak consumer sentiments in Hong Kong.

二零零三年上半年遠洋捕撈和水產品加工業務的經營盈利較去年同期攀升88.6%，這驕人成績，乃由於集團努力開闢魚場，提高船隊效能，令捕撈量增長16.9%，並提升了捕撈的質素。

The marine fishing and aquatic products processing operation recorded a surge in operating profit by 88.6%, over that of last year for first half of 2003. These encouraging results were the direct benefits from efforts taken in exploring more fishing ground and enhancing catching capability of fishing fleet which resulted in growth of 16.9% in total catches, and improvement in quality of catches.

至於食品生產和加工業務內的冰淇淋業務，本集團致力開拓客源，進行市場推廣和宣傳活動提高市場滲透率，豐富冰淇淋種類，使業務表現令人滿意，營業額比去年同期增長18.8%。

The ice-cream business under the food production and processing operation experienced satisfactory performance, due to efforts made in broadening customer base and enhancing market penetration through marketing and promotional campaigns and diversifying product range, leading to an 18.8% increase in turnover when compared to last year.

為了迎接面前的種種挑戰，本集團會落實審慎的市場推廣策略，進行多元化的宣傳活動，產品推陳出新，把握大陸肉食市場湧現的新投資機會，加快業務增長。本集團已在二零零三年三月於上海成立了首間合營企業，建設現代化肉類加工中心。

To cope with the challenges ahead, the Group will accelerate its business growth, through prudent marketing strategy, diversified promotional campaigns, rollout of new products and new investment opportunities in the Chinese Mainland meat market. In March 2003, the Group has set up its first joint venture to construct a modern meat-processing operation in Shanghai.

飲品

截至二零零三年六月三十日止六個月，飲品業務錄得營業額港幣1,908,600,000元，比去年增長3.4%，未計公司總利息及費用前純利達港幣25,300,000元，比去年下滑34.3%。回顧期內，由於受到非典型肺炎沖擊，吉林和大連盈利表現下跌，再加上新收購北京釀酒廠的初期虧損，飲品業務總體表現受到影響。

二零零三年上半年的啤酒銷量合共1,228,678千升，比去年同期上升8.8%。銷量增長是因為二零零二年收購武漢和盤錦的新釀酒廠，二零零三年收購北京的新釀酒廠，以及四川藍劍釀酒廠的銷量穩步增長所致，我們亦晉身成為國內啤酒市場的第二大釀酒廠。本集團的「雪花」牌產品的銷量較二零零二年上半年跳升45%至302,000千升，佔整體銷量25%，反映出我們的全國性品牌發展策略使滲透率得以逐步提升。內涵增長達5.4%，其中四川、安徽及瀋陽的釀酒廠錄得驕人的盈利，而哈爾濱釀酒廠的虧損亦大幅收窄。儘管促銷活動令平均價格下跌6%，但毛利率仍能與去年持平。

於二零零三年六月底，釀酒廠的數量合計29間，年生產能力約4,100,000千升。二零零三年上半年，純淨水的銷售量達165,271千升，比去年增長逾34.4%。

Beverage

For the six months ended 30 June 2003, the beverage operation reported a turnover of HK$1,908.6 million, an increase of 3.4% over last year and a net profit before corporate interest and expenses of HK$25.3 million, down by 34.3% compared to that of last year. The profit performance for the period under review was affected by SARS, reduced profitability in Jilin and Dalian, as well as initial loss of the newly acquired brewery in Beijing.

Sales volume of beer for the first half of 2003 totaled 1,228,678 kilolitres, an increase of 8.8% compared to the same period last year, aided by the addition of the new breweries at Wuhan and Panjin acquired in 2002 and at Beijing acquired in 2003, and the stable growth for the Sichuan Blue Sword, consolidating our market position as the second largest brewer in the Mainland. Sales volume of our national brand, "SNOW 雪花", increased by 45% from first half of 2002 to 302,000 kilolitres, representing 25% of the total volume sold, reflecting its growing penetration following the implementation of our brand development strategy in the whole country. Organic sales volume growth of beer was 5.4% with strong earnings performance at Sichuan, Anhui and Shenyang, and the loss at Harbin was substantially reduced. Average selling prices decreased by 6% due to promotional activities but gross margin was in line with last year.

As of June 2003, total number of breweries was 29 with a combined annual production capacity of approximately 4.1 million kilolitres. Sales volume of purified water for the first half of 2003 amounted to 165,271 kilolitres, up by 34.4% over last year.

為進一步配合國內品牌的發展及加強釀酒廠的管理，於二零零三年八月及九月分別向某些合營夥伴收購其部份少數股東權益。

To facilitate national brand development and brewery management, further acquisitions of part of the minority stakes from certain JV partners were made in August and September 2003.

紡織

截至二零零三年六月三十日止六個月，紡織業務錄得營業額港幣1,410,500,000元，去年則為港幣999,500,000元，未計公司總部利息及費用前純利達港幣82,300,000元，去年則為港幣47,200,000元。

二零零三年上半年表現理想，主要是由於收購帶來的增長，以及棉價攀升導致紗線和布匹的售價大幅上升，再透過有效控制棉花購入成本，利潤比預期有所提升。整體邊際利潤仍達5.8%，二零零二年上半年則為4.7%。縱然受非典型肺炎的影響，但由於大部份成衣出口訂單在二零零三年二月前已經訂立，故成衣出口仍有不俗表現。

自本年初，本集團共收購了三間紡織廠，一間位於江蘇，其餘兩間位於陝西。本集團的12家紡織廠設備包括：環錠紡96萬枚、布機14.6萬台、印染加工線13條，年產能力：各類紗10萬噸、各類布2.6億米、印染加工1.3億米。二零零三年七月，本集團完成收購華潤錦華股份有限公司約51%股權。該公司是深圳的一間上市公司，在四川經營紡織生產業務。預期該項收購可鞏固紡織業務在二零零三年下半年的表現。

Textile

For the six months ended 30 June 2003, the textile operation reported a turnover of HK$1,410.5 million as compared to HK$999.5 million for the same period last year and a net profit before corporate interest and expenses of HK$82.3 million as compared to HK$47.2 million of last year.

The satisfactory performance for the first half of 2003 was due primarily to acquisition growth and also the cotton price hike, which led to substantial increase in the selling prices for yarn and fabrics. Effective control over cotton purchased cost contributed also to the higher-than-expected profit. Overall net margin was about 5.8% compared with 4.7% for the first half of 2002. Despite the SARS effect, garment exports performed well as most orders were secured prior to February 2003.

Since the beginning of this year, the Group acquired three other textile plants, including one in Jiangsu and two in Shaanxi. Our 12 textile plants, equipped with 960,000 spindles, 14,600 looms and 13 printing & dyeing lines, are capable of an annual production of 100,000 tonnes of yarns, 260 million metres of grey fabrics and 130 million metres of finished fabrics. In July 2003, the Group completed the acquisition of an approximate 51% equity interest in 華潤錦華股份有限公司 China Resources Jinhua Co. Ltd., a Shenzhen-listed company with textile production operation in Sichuan. Such acquisition is expected to reinforce the textile operation's performance in the second half of 2003.

本集團正進行技術改造計劃，購置新型號機器取代舊有機器。為了提升盈利能力，本集團將會密切注視棉類和成衣配額的價格變動。本集團期盼假以時日，可晉身成為市場首屈一指的紡織廠商，以本身的品牌製造和銷售紡織產品。

The Group is making progress with its technology upgrade program to replace the old machines with advanced models. In a bid to enhance profitability, the Group will monitor the price movements closely for cotton and garment quota. Over time, the Group aspires to become a leader in the market place, manufacturing and trading textile products under its own brand.

物業

截至二零零三年六月三十日止六個月，本集團的物業業務錄得營業額港幣142,600,000元，比去年下跌33.6%，未計公司總部利息及費用前純利達港幣165,900,000元，比去年上升70.9%。

Property

For the six months ended 30 June 2003, the Group's property segment reported a turnover of HK$142.6 million, a decrease of 33.6% over last year and a net profit before corporate interest and expenses of HK$165.9 million, up by 70.9% compared to last year.

物業發展

本集團在香港的物業發展業務包括灝景灣的55%權益。本業務在回顧期間錄得營業額港幣5,000,000元(二零零二年：港幣66,100,000元)，未計公司總部利息及費用前純利達港幣22,100,000元(二零零二年：港幣9,900,000元)。灝景灣發展項目已經落成，絕大部份住宅單位已在過往數年售出。於二零零三年六月底，只有2個住宅單位尚未售出，而且500個停車位中，有212個已經售出，256個已經租出。

Property development

The Group's Hong Kong property development, which comprises its 55% interest in the Villa Esplanada project, recorded a turnover for the period under review of HK$5.0 million (2002: HK$66.1 million) and a net profit before corporate interest and expenses of HK$22.1 million (2002: HK$9.9 million). The development has been completed with all residential units substantially sold in prior years. At the end of June 2003, only 2 residential units remained unsold. Of the 500 car parks, 212 were sold and 256 leased at the end of June 2003.

收租物業

收租物業包括辦公室、零售店鋪和工業單位。截至二零零三年六月三十日止六個月，本業務錄得營業額港幣137,600,000元，比去年下跌7.4%，未計公司總部利息及費用前純利達港幣143,800,000元，同比上升64.9%。租金收入減少是由於旺角中心進行翻新工程，以及給予受非典型肺炎影響的租戶減租優惠。

Rental Properties

Rental properties include office, retail and industrial premises. For the six months ended 30 June 2003, the operation reported a turnover of HK$137.6 million, a decrease of 7.4% over last year and a net profit before corporate interest and expenses of HK$143.8 million, up by 64.9% compared to last year. The rental shortfall was due to the renovation work at Argyle Centre and rental concessions made to some SARS-affected tenants.

儘管香港經濟疲弱，回顧期內的辦公室單位平均出租率仍取得輕微改善，而零售店鋪的平均出租率則維持高企。本集團旗下位於旺角中心的零售物業，已由原先的華潤百貨轉為一座時尚購物中心，迄今已租出逾70%鋪位，租金水平理想。旺角中心的物業用途由自用固定資產轉為投資性物業，故增加了遞延稅項的稅項抵免。

Despite the weak economy in Hong Kong, average occupancy rates of office premises improved slightly while that of retail premises remained high during the period under review. The Group's retail property at Argyle Centre, previously occupied by a CRC Department Store 華潤百貨, has been converted into a trendy mall, with more than 70% successfully leased so far at satisfactory rates. Due to change in use of the property from fixed assets for own use to investment property, it resulted in an increase in deferred tax credit.

投資及其他業務

截至二零零三年六月三十日止六個月，本集團其他投資業務錄得營業額港幣167,900,000元（二零零二年：港幣272,600,000元），未計公司總部利息及費用前純利達港幣167,500,000元（二零零二年：港幣190,800,000元）。

Investments and Others

For the six months ended 30 June 2003, the Group's other investments reported a turnover of HK$167.9 million (2002: HK$272.6 million) and a net profit before corporate interest and expenses of HK$167.5 million (2002: HK$190.8 million).

貨櫃碼頭

本集團擁有 HIT Investments Limited 的10%權益。香港的貨櫃碼頭業務的吞吐量與去年持平，息稅前盈利下跌5%。而鹽田港業務的吞吐量增長30%，息稅前盈利增長38%。

Container Terminal

The Group has a 10% interest in HIT Investments Limited. In Hong Kong, the operations reported throughput in line with last year and earnings before interest and tax (EBIT) declined 5%. The Yantian port operations reported throughput growth of 30% and EBIT growth of 38%.

建築材料

截至二零零三年六月三十日止六個月，本業務錄得營業額港幣167,900,000元，比去年同期下跌23.2%，未計公司總部利息及費用前純利達港幣9,100,000元，去年則為港幣36,600,000元。在二零零三年六月三十日資產負債表結賬日後，本公司成功透過向股東分派實物股息分拆建築材料業務。

Building Materials

For the six months ended 30 June 2003, the operation reported a turnover of HK$167.9 million, a decrease of 23.2% over the same period last year and a net profit before corporate interest and expenses of HK$9.1 million as compared to last year of HK$36.6 million. Subsequent to the balance sheet date as of 30 June 2003, the Company has successfully spun off its building materials operations by way of a distribution in specie to the shareholders.

資金及融資

本集團集中所有業務的剩餘資金並採取中央資金管理，務求可更有效地監控庫務運作及營運管理需要，藉此減省平均融資成本。截至二零零三年六月三十日，本集團的綜合現金及現金等值達港幣4,315,000,000元。本集團於二零零三年六月三十日的借貸為港幣5,795,000,000元，其中港幣1,970,000,000元於一年內到期，港幣3,825,000,000元於二至五年內到期。本集團於二零零三年六月三十日尚未動用的借貸備用額約港幣1,500,000,000元。除了230,000,000美元可換股擔保債券以固定息率計算利息外，所有借貸均以浮動息率計算。

以本集團的綜合借貸淨額比對股東資金及少數股東權益計算，本集團的負債比率維持在約8.8%的低位。再加上現有銀行信貸備用額，本集團於可見的未來有足夠的財務資源為其營運提供資金以及應付投資計劃。

本集團的主要資產、負債、收入及支出是以美元、港幣及人民幣為單位。本集團預計由外滙兑換波動所帶來風險程度是有限的。截至二零零三年六月三十日，本集團的現金存款餘額中有52%以港幣持有、26%以人民幣持有及22%以美元持有。本集團的借貸中有36%以美元列值、36%以人民幣列值而餘下以港幣列值。

CAPITAL AND FUNDING

The Group centralizes surplus fund and funding requirements for all its operations to achieve better treasury operational control and average cost of funds. As at 30 June 2003, the Group's consolidated cash and cash equivalent amounted to HK$4,315 million. The Group's borrowings as at 30 June 2003 were HK$5,795 million with HK$1,970 million payable within 1 year, HK$3,825 million within 2 to 5 years. Committed borrowing facilities available to the Group, but not drawn as at 30 June 2003, amounted to HK$1,500 million. All the borrowings are subject to floating rates except for the US$230 million convertible guaranteed bonds, which are subject to fixed interest rate.

Calculated on the basis of the Group's net borrowings over shareholders' funds and minority interests, the Group's net gearing ratio remained low at approximately 8.8%. Together with the available banking facilities, the Group has adequate financial resources to finance its operations and to cope with its investment plans in the foreseeable future.

The Group's principal assets, liabilities, revenue and payments are denominated in US dollars, Hong Kong dollars and Renminbi. The Group expects that the risk exposures to foreign exchange rate fluctuations are minimal. As of 30 June 2003, 52% of the Group's cash deposit balances was held in Hong Kong dollars, 26% in Renminbi and 22% in US dollars. 36% of the Group's borrowings were denominated in US dollars and 36% in Renminbi with the remainder in Hong Kong dollars.

資產質押

於二零零三年六月三十日資產負債表結算日，本集團已抵押賬面淨值達港幣571,900,000元（二零零二年十二月：港幣466,400,000元）的固定資產來獲取短期貸款金額達港幣359,500,000元（二零零二年十二月：港幣370,600,000元）。

PLEDGE OF ASSETS

At the balance sheet date of 30 June 2003, the Group has pledged its fixed assets with a net book value of HK$571.9 million (December 2002: HK$466.4 million) to secure short-term loans in sum of HK$359.5 million (December 2002: HK$370.6 million).

或然負債

於二零零三年六月三十日，本集團並無重大或然負債。

CONTINGENT LIABILITIES

The Group does not have any material contingent liabilities as at 30 June 2003.

簡明綜合損益表
CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

截至二零零三年六月三十日止六個月 For the six months ended 30 June 2003

		附註 Notes	二零零三年 (未經審核) 港幣千元 **2003 (Unaudited) HK$'000**	二零零二年 (未經審核及重列) 港幣千元 2002 (Unaudited and Restated) HK$'000
營業額	Turnover	3	**16,190,163**	12,933,223
銷售成本	Cost of sales		**(13,168,155)**	(10,274,753)
毛利	Gross profit		**3,022,008**	2,658,470
其他收益	Other revenue		**145,134**	227,537
銷售及分銷費用	Selling and distribution expenses		**(1,734,989)**	(1,210,822)
一般及行政費用	General and administrative expenses		**(780,772)**	(744,857)
經營溢利	Profit from operations		**651,381**	930,328
財務成本	Finance costs	4	**(128,552)**	(171,046)
應佔一間共同控制實體業績	Share of results of a jointly controlled entity		**143,177**	—
應佔聯營公司業績	Share of results of associates		**228,498**	208,601
除税前溢利	Profit before taxation	5	**894,504**	967,883
税項	Taxation	6	**(70,202)**	(145,334)
除税後溢利	Profit after taxation		**824,302**	822,549
少數股東權益	Minority interests		**(74,569)**	(97,087)
股東應佔溢利	Profit attributable to shareholders		**749,733**	725,462
每股盈利	Earnings per share	8		
基本	Basic		**HK$0.36**	HK$0.35
攤薄	Diluted		**HK$0.36**	HK$0.35

簡明綜合資產負債表
CONDENSED CONSOLIDATED BALANCE SHEET

於二零零三年六月三十日 At 30 June 2003

		附註 Notes	於二零零三年六月三十日 (未經審核) 港幣千元 **At 30 June 2003 (Unaudited) HK$'000**	於二零零二年十二月三十一日 (重列) 港幣千元 At 31 December 2002 (Restated) HK$'000
非流動資產	**Non-current assets**			
固定資產	Fixed assets	9	**13,729,115**	13,420,082
無形資產	Intangible assets	10	**1,137,450**	1,160,597
於一間共同控制實體之權益	Interest in a jointly controlled entity		**196,911**	—
於聯營公司之權益	Interests in associates		**2,187,897**	2,094,573
其他投資	Other investments		**123,374**	179,140
預付款項	Prepayments		**356,400**	367,200
遞延稅項資產	Deferred taxation assets		**121,196**	89,001
			17,852,343	17,310,593
流動資產	**Current assets**			
存貨	Stocks		**3,460,003**	3,386,797
貿易及其他應收款項	Trade and other receivables	11	**3,660,480**	3,502,561
可退回稅項	Taxation recoverable		**20,768**	23,981
已質押銀行存款	Pledged bank deposits		**2,342**	33,648
現金及銀行結存	Cash and bank balances		**4,312,759**	3,912,404
			11,456,352	10,859,391
流動負債	**Current liabilities**			
貿易及其他應付款項	Trade and other payables	12	**(6,199,081)**	(6,034,606)
短期貸款	Short term loans		**(1,969,797)**	(2,278,454)
應付稅項	Taxation payable		**(141,150)**	(115,107)
			(8,310,028)	(8,428,167)
流動資產淨值	**Net current assets**		**3,146,324**	2,431,224
總資產減流動負債	**Total assets less current liabilities**		**20,998,667**	19,741,817
非流動負債	**Non-current liabilities**			
長期負債	Long term liabilities		**(3,825,051)**	(3,150,507)
遞延稅項負債	Deferred taxation liabilities		**(317,138)**	(355,532)
			16,856,478	16,235,778
少數股東權益	**Minority interests**	13	**(3,431,760)**	(3,290,057)
			13,424,718	12,945,721
資本及儲備	**Capital and reserves**			
股本	Share capital		**2,080,405**	2,080,405
儲備	Reserves		**11,344,313**	10,865,316
			13,424,718	12,945,721

簡明綜合現金流量表
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

截至二零零三年六月三十日止六個月 For the six months ended 30 June 2003

		二零零三年 (未經審核) 港幣千元 **2003** **(Unaudited)** **HK$'000**	二零零二年 (未經審核) 港幣千元 2002 (Unaudited) HK$'000
經營活動所得現金淨額	Net cash from operating activities	**664,448**	1,212,298
投資活動(所用)／所得現金淨額	Net cash (used in)/from investing activities	**(487,672)**	476,315
融資活動(所用)／所得現金淨額	Net cash from/(used in) financing activities	**228,375**	(1,469,966)
現金及現金等值增加淨額	Net increase in cash and cash equivalents	**405,151**	218,647
於一月一日之現金及現金等值	Cash and cash equivalents at 1 January	**3,907,608**	5,879,936
於六月三十日之現金及現金等值	Cash and cash equivalents at 30 June	**4,312,759**	6,098,583
現金及現金等值結餘之分析	Analysis of the balances of cash and cash equivalents		
現金及銀行結存	Cash and bank balances	**4,312,759**	6,117,353
銀行透支	Bank overdrafts	**—**	(18,770)
		4,312,759	6,098,583

簡明綜合股東權益變動表

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

截至二零零三年六月三十日止六個月 For the six months ended 30 June 2003

		股本 Share capital 港幣千元 HK$'000	股份溢價 Share premium 港幣千元 HK$'000	資本儲備 Capital reserve 港幣千元 HK$'000	物業估值儲備 Property valuation reserve 港幣千元 HK$'000	滙兌儲備 Exchange reserve 港幣千元 HK$'000	一般儲備 General reserve 港幣千元 HK$'000	保留溢利 Retained profits 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
滙率調整	Exchange rate adjustments	—	—	—	—	(363)	—	—	(363)
未於簡明綜合損益表內確認之虧損淨額	Net losses not recognised in the condensed consolidated profit and loss account	—	—	—	—	(363)	—	—	(363)
因出售子公司之調撥	Release due to disposal of subsidiaries	—	—	—	—	80	—	—	80
股東應佔溢利	Profit attributable to shareholders	—	—	—	—	—	—	749,733	749,733
股息	Dividends	—	—	—	—	—	—	(270,453)	(270,453)
轉撥	Transfer	—	—	—	—	—	1,989	(1,989)	—
股東權益變動淨額	Net changes in equity	—	—	—	—	(283)	1,989	477,291	478,997
於二零零三年一月一日之結餘	At 1 January 2003								
前期所報	As previously reported	2,080,405	10,348,435	(5,416,229)	—	8,218	13,600	6,252,304	13,286,733
淨遞延稅項負債準備	Provision for net deferred taxation liabilities	—	—	(317,590)	—	—	—	(23,422)	(341,012)
重列	As restated	2,080,405	10,348,435	(5,733,819)	—	8,218	13,600	6,228,882	12,945,721
於二零零三年六月三十日之結餘	At 30 June 2003	2,080,405	10,348,435	(5,733,819)	—	7,935	15,589	6,706,173	13,424,718
滙率調整	Exchange rate adjustments	—	—	—	—	(61)	—	—	(61)
重估虧絀	Deficit on revaluation	—	—	—	(19,947)	—	—	—	(19,947)
未於簡明綜合損益表內確認之虧損淨額	Net losses not recognised in the condensed consolidated profit and loss account	—	—	—	(19,947)	(61)	—	—	(20,008)
行使購股權	Exercise of share options	2,761	15,046	—	—	—	—	—	17,807
配發股份	Allotment of shares	56,300	414,931	—	—	—	—	—	471,231
發行股份費用	Share issue expenses	—	(19)	—	—	—	—	—	(19)
因出售物業之調撥	Release due to disposal of properties	—	—	—	105	—	—	—	105
因出售聯營公司之調撥	Release due to disposal of an associate	—	—	313,656	—	4,251	—	—	317,907
股東應佔溢利(重列)	Profit attributable to shareholders (restated)	—	—	—	—	—	—	725,462	725,462
股息	Dividends	—	—	—	—	—	—	(725,495)	(725,495)
轉撥	Transfer	—	—	—	—	—	5,233	(5,233)	—
股東權益變動淨額	Net changes in equity	59,061	429,958	313,656	(19,842)	4,190	5,233	(5,266)	786,990
於二零零二年一月一日之結餘	At 1 January 2002								
前期所列	As previously reported	2,015,550	9,900,730	(5,730,249)	20,418	5,905	4,709	5,770,322	11,987,385
淨遞延稅項負債準備	Provision for net deferred taxation liabilities	—	—	(317,421)	—	—	—	(24,755)	(342,176)
重列	As restated	2,015,550	9,900,730	(6,047,670)	20,418	5,905	4,709	5,745,567	11,645,209
於二零零二年六月三十日之結餘	At 30 June 2002	2,074,611	10,330,688	(5,734,014)	576	10,095	9,942	5,740,301	12,432,199

簡明財務報告附註
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

一. 簡明財務報告編製基準

本中期財務報告已遵照香港會計實務準則(「會計實務準則」)第25號《中期財務申報》編製。

二. 主要會計政策

本中期財務報告已採用歷史成本法編製，並已為重估投資物業作出調整。

本中期財務報告編製時所用的會計政策，其他均與編製截至二零零二年十二月三十一日止年度全年財務報告所用者相同除以下外：

甲. 遞延税項

採納對二零零三年一月一日起及往後會計期間生效的會計實務準則第12號《收益税》(經修訂)。有關遞延税項會計政策因而改變。

採用會計實務準則第12號(經修訂)帶來的影響主要與遞延税項有關。根據會計實務準則第12號(經修訂)，因資產負債的評税基準與財務報告所示資產負債賬面值之間的暫時差異而引致的遞延税項，以資產負債表法全數撥備，只有少數情況例外。計算遞延税項時，會以資產變現或負債清還所屬期間預期適用的税率計算。

1. BASIS OF PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting".

2. PRINCIPAL ACCOUNTING POLICIES

The interim financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties.

The accounting policies used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2002 except for the following:

A. Deferred Taxation

As a result of the adoption of the SSAP No. 12 "Income taxes" (revised) which became effective for accounting periods commencing on or after 1 January 2003, the accounting policy for deferred taxation has been changed.

The principal effect of the implementation of SSAP No. 12 (revised) is in relation to deferred taxation. According to the SSAP No. 12 (revised), deferred taxation is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, with limited exception. Deferred taxation is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

二. 主要會計政策*續*

2. PRINCIPAL ACCOUNTING POLICIES *continued*

甲. 遞延稅項*續*

在過往年度，遞延稅項由評稅溢利與財務報告所示溢利之間的時差引致，並以負債法計提撥備，但只會對預期於可見將來變現的負債或資產計提撥備。採納會計實務準則第12號即表示會計政策會有所修改，而有關修改亦已追溯運用，令比較數字重新呈列，以便符合已修改的會計政策。

是項修改會令本集團在二零零一年和二零零二年十二月三十一日的資產淨值分別減少約342,176,000港元和341,012,000港元，亦即新增的遞延稅項負債撥備淨額。截至二零零二年六月三十日止六個月的溢利增加5,393,000港元。

乙. 共同控制實體

本集團在共同控制實體的權益即集團在一間有限責任合夥的投資。該項權益之前列為其他投資，以成本值計算。

A. Deferred Taxation *continued*

In prior years, deferred taxation was accounted for using the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset was expected to be crystallised in the foreseeable future. The adoption of SSAP No. 12 (revised) represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform with the changed policy.

The effect of this change is to decrease the Group's net assets as at 31 December 2001 and 2002 of approximately HK$342,176,000 and HK$341,012,000, respectively, which represent the net additional deferred taxation liabilities. The profit charged directly to equity for the six months ended 30 June 2002 have been increased by HK$5,393,000.

B. Jointly Controlled Entity

The Group's interest in a jointly controlled entity represents the investment in a limited partnership which was previously shown as an other investment measured at cost.

二. 主要會計政策*續*

乙. 共同控制實體*續*

本期間，本集團的管理層審閱集團在該有限責任合夥參與之多寡，重訪該有限責任合夥的相關經營協議內列明的若干項目。管理層認為該項投資應列為共同控制實體的權益，不應列為其他投資；因此，本集團在該共同控制實體的權益已經按照集團應佔其中的資產淨值減去任何可識別的減值虧損後，包括入綜合資產負債表內。本集團應佔一間共同控制實體已包括入綜合損益表內。

集團將該有限責任合夥的投資重新分類，影響並不重大，因此不必作出前期調整。

2. PRINCIPAL ACCOUNTING POLICIES *continued*

B. Jointly Controlled Entity *continued*

During the period, the management of the Group reviewed their involvement in the limited partnership and revisited the respective terms stated in the related operation agreements of the limited partnership. The management considered that the investment should have been shown as a jointly controlled entity instead of an other investment. The Group's interest in the jointly controlled entity is included in the consolidated balance sheet at the Group's share of its net assets less any identified impairment loss. The Group's share of the results of the jointly controlled entity is included in the consolidated profit and loss account.

Effect of the reclassification of the investment in the limited partnership is not material and accordingly no prior year adjustment is made.

三. 營業額及分類資料 3. TURNOVER AND SEGMENT INFORMATION

主要申報規格 — 按業務劃分 Primary reporting format — business segments

		石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK'000	零售 Retail 港幣千元 HK'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK'000	飲品 Beverage 港幣千元 HK'000	紡織 Textiles 港幣千元 HK'000	物業 Property 港幣千元 HK'000	投資及其他業務 Investments and Others 港幣千元 HK'000	對銷 Elimination 港幣千元 HK'000	總計 Total 港幣千元 HK'000
截至二零零三年六月三十日止六個月	**Six months ended 30 June 2003**									
收益	**REVENUE**									
對外銷售	External sales	5,978,428	4,279,328	2,338,091	1,908,632	1,410,521	107,286	167,877	—	16,190,163
業務間銷售	Inter-segment sales	—	24,266	19,298	—	—	35,341	—	(78,905)	—
		5,978,428	4,303,594	2,357,389	1,908,632	1,410,521	142,627	167,877	(78,905)	16,190,163
其他收益	Other revenue	7,075	32,345	28,759	8,563	29,812	3,746	763	—	111,063
		5,985,503	4,335,939	2,386,148	1,917,195	1,440,333	146,373	168,640	(78,905)	16,301,226
業績	**RESULT**									
分類業績	**Segment result**	166,733	(112,324)	216,613	132,254	100,823	137,643	6,387	—	648,129
未經分攤之公司支出	Unallocated corporate expenses									(30,819)
利息收入	Interest income									34,071
經營溢利	Profit from operations									651,381
財務成本	Finance costs									(128,552)
應佔一間共同控制實體業績淨額	Share of net results of a jointly controlled entity	143,177	—	—	—	—	—	—	—	143,177
應佔聯營公司業績淨額	Share of net results of associates	3,980	5,079	22,809	—	4,342	—	152,163	—	188,373
稅項	Taxation									(30,077)
除稅後溢利	**Profit after taxation**									824,302

三. 營業額及分類資料續

3. TURNOVER AND SEGMENT INFORMATION *continued*

主要申報規格 — 按業務劃分續

Primary reporting format — business segments *continued*

		石油及化學品經銷 Petroleum and Chemical Distribution 港幣千元 HK'000	零售 Retail 港幣千元 HK'000	食品加工及經銷 Food Processing and Distribution 港幣千元 HK'000	飲品 Beverage 港幣千元 HK'000	紡織 Textiles 港幣千元 HK'000	物業 Property 港幣千元 HK'000	投資及其他業務 Investments and Others 港幣千元 HK'000	對銷 Elimination 港幣千元 HK'000	總計 Total 港幣千元 HK'000
截至二零零二年六月三十日止六個月	**Six months ended 30 June 2002**									
收益	**REVENUE**									
對外銷售	External sales	4,557,996	2,724,967	2,372,444	1,845,602	999,517	160,051	272,646	—	12,933,223
業務間銷售	Inter-segment sales	—	884	16,183	—	—	54,639	—	(71,706)	—
		4,557,996	2,725,851	2,388,627	1,845,602	999,517	214,690	272,646	(71,706)	12,933,223
其他收益	Other revenue	9,895	34,964	25,928	9,063	21,036	1,058	47,115	—	149,059
		4,567,891	2,760,815	2,414,555	1,854,665	1,020,553	215,748	319,761	(71,706)	13,082,282
業績	**RESULT**									
分類業績	**Segment result**	207,118	89,666	200,779	152,008	55,634	136,913	38,647	—	880,765
未經分攤之公司支出	Unallocated corporate expenses									(28,915)
利息收入	Interest income									78,478
經營溢利	*Profit from operations*									930,328
財務成本	Finance costs									(171,046)
應佔聯營公司業績淨額	Share of net results of associates	3,516	—	24,571	—	5,068	—	146,818	—	179,973
稅項	Taxation									(116,706)
除稅後溢利	**Profit after taxation**									822,549

附註：

1. 比較數字己經重列，以便符合本期間會計政策之遞延稅項改變。
2. 物流業務從物業業務重新分類至零售業務。

Notes:

1. The comparatives have been restated to conform with the current period presentation in light of the change in accounting policy for deferred taxation.
2. The logistics business has been reclassified under Retail segment from Property segment.

三. 營業額及分類資料*續* 3. TURNOVER AND SEGMENT INFORMATION *continued*

次要申報規格 — 按地區劃分 Secondary reporting format — geographical segments

		香港 Hong Kong 港幣千元 HK$'000	中國內地 Chinese Mainland 港幣千元 HK$'000	其他國家 Other Countries 港幣千元 HK$'000	總計 Total 港幣千元 HK$'000
截至二零零三年六月三十日止六個月	**Six months ended 30 June 2003**				
分類收益	**Segment revenue**				
營業額	Turnover	7,017,823	7,967,268	1,205,072	16,190,163
其他收益	Other revenue	67,144	37,920	5,999	111,063
		7,084,967	8,005,188	1,211,071	16,301,226
截至二零零二年六月三十日止六個月(重列)	**Six months ended 30 June 2002 (restated)**				
分類收益	**Segment revenue**				
營業額	Turnover	6,878,650	5,159,245	895,328	12,933,223
其他收益	Other revenue	110,958	36,470	1,631	149,059
		6,989,608	5,195,715	896,959	13,082,282

四. 財務成本 4. FINANCE COSTS

		截至六月三十日止六個月 Six months ended 30 June	
		二零零三年 港幣千元 2003 HK$'000	二零零二年 港幣千元 2002 HK$'000
融資租約利息	Interest on finance leases	**1,162**	1,196
銀行貸款及其他貸款利息須於五年內悉數償還	Interest on bank loans and other loans wholly repayable within five years	**107,089**	157,146
其他貸款利息不須於五年內悉數償還	Interest on other loans not wholly repayable within five years	**3,290**	—
融資支出	Financing charges	**17,011**	12,704
		128,552	171,046

五. 除稅前溢利 5. PROFIT BEFORE TAXATION

		截至六月三十日止六個月 Six months ended 30 June	
		二零零三年	二零零二年 (重列)
		港幣千元	港幣千元
		2003	2002 (Restated)
		HK$'000	HK$'000
除稅前溢利已扣除：	**Profit before taxation has been arrived at after charging:**		
折舊	Depreciation		
— 自置資產	— Owned assets	**469,732**	369,912
— 按融資租約持有之資產	— Assets held under finance leases	**2,524**	2,663
無形資產攤銷（包括在一般及行政費用內）	Amortisation of intangible assets (*included in general and administrative expenses*)		
— 商譽	— Goodwill	**39,077**	30,005
— 商譽以外之無形資產	— Intangible assets other than goodwill	**5,149**	6,167
已確認之固定資產減值虧損	Impairment losses recognised of fixed assets	**6,846**	8,522
並已計入：	**And after crediting:**		
來自其他非上市投資之股息	Dividend from other unlisted investments	**2,054**	2,087
所確認之負商譽（包括在其他收益內）	Negative goodwill recognised (included in other revenue)	**6,072**	3,584

六. 稅項 6. TAXATION

		截至六月三十日止六個月 Six months ended 30 June	
		二零零三年 港幣千元 2003 HK$'000	二零零二年 (重列) 港幣千元 2002 (Restated) HK$'000
本期間稅項	**Current taxation**		
香港	**Hong Kong**		
本公司及附屬公司	Company and subsidiaries	**80,783**	74,352
聯營公司	Associates	**22,596**	21,238
中國內地	**Chinese Mainland**		
附屬公司	Subsidiaries	**19,843**	35,466
聯營公司	Associates	**14,009**	8,228
海外	**Overseas**		
附屬公司	Subsidiaries	**41**	—
		137,272	139,284
遞延稅項	**Deferred taxation**		
香港	**Hong Kong**		
附屬公司	Subsidiaries	**(43,884)**	(3,648)
聯營公司	Associates	**3,520**	(838)
中國內地	**Chinese mainland**		
附屬公司	Subsidiaries	**(26,706)**	10,536
		70,202	145,334

六. 稅項續

6. TAXATION *continued*

香港利得稅乃根據本期間之估計應課稅溢利按稅率17.5%(二零零二年:16%)計算。中國內地所得稅乃根據適用於中國內地附屬公司及聯營公司之有關稅務法例按估計應課稅溢利撥備。海外稅項按各司法權區之適用稅率計算。

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) on the estimated assessable profits for the period. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the subsidiaries and associates in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

本集團按照經修訂之會計準則第十二號〈收益稅〉(經修訂)的規定追溯遞延稅項賬目，而先前報告中之比較數字已重新編列。對二零零二年十二月三十一日之綜合資產負債表所作之調整如下:

The change in accounting policy in accordance with the SSAP No.12 (revised) to account for deferred taxation has been applied retrospectively and the comparative amounts previously reported have been restated accordingly. The adjustments to the consolidated balance sheet at 31 December 2002 are as follows:

		港幣千元 HK$'000
購入商譽減少	Decrease in purchased goodwill	(46,498)
聯營公司減少	Decrease in associates	(37,888)
遞延稅項資產增加	Increase in deferred taxation assets	89,001
遞延稅項負債增加	Increase in deferred taxation liabilities	(318,826)
少數股東權益增加	Increase in minority interests	(26,801)
儲備減少	Decrease in reserves	(341,012)

截至二零零二年六月三十日止六個月之股東應佔溢利因而增加港幣5,393,000元。

The profit attributable to shareholders for the six months ended 30 June 2002 has been increased by HK$5,393,000.

七. 股息　7. DIVIDENDS

		截至六月三十日止六個月 Six months ended 30 June	
		二零零三年 港幣千元 2003 HK$'000	二零零二年 港幣千元 2002 HK$'000
二零零二年之已付特別中期股息 每股普通股港幣0.25元	2002 special interim dividend, paid, of HK$0.25 per ordinary share	**—**	518,142
二零零二年之應派付之末期股息 每股普通股港幣0.13元 (二零零一年：港幣0.10元) *(附註：甲)*	2002 final dividend, payable, of HK$0.13 (2001: HK$0.10) per ordinary share *(Note a)*	**270,453**	207,353
		270,453	725,495

(甲) 董事於二零零三年四月三日舉行會議，擬就截至二零零二年十二月三十一日止年度派末期股息每股普通股港幣0.13元。股東隨後於二零零三年六月五日批准該建議。

(a) At the meeting held on 3 April 2003, the directors proposed a final dividend of HK$0.13 per ordinary share for the year ended 31 December 2002. Such proposal was subsequently approved by shareholders on 5 June 2003.

(乙) 本集團在二零零三年七月十五日宣佈以實物分派派付特別中期股息，每持有十股本公司股票可獲分派華潤水泥控股有限公司(「華潤水泥」)的一股股份(註十六乙)。

(b) On 15 July 2003, a special interim dividend by way of a distribution in specie of one share in China Resources Cement Holdings Limited ("CR Cement") for every 10 shares of the Company was declared (Note 16B).

(丙) 董事於二零零三年九月十日宣派中期股息每股普通股港幣0.10元(二零零二年九月：中期股息每股普通股港幣0.09元)。根據截至本報告日之已發行股份數目計算，股息總額約港幣208,120,000元(二零零二年：港幣187,218,000元)。

(c) On 10 September 2003, the directors declared an interim dividend of HK$0.10 per ordinary share (September 2002: Interim dividend of HK$0.09 per ordinary share). Based on the number of shares in issue at the date of the report, the aggregate amount of the dividend is estimated to be HK$208,120,000 (2002: HK$187,218,000).

八. 每股盈利 8. EARNINGS PER SHARE

		截至六月三十日止六個月 Six months ended 30 June	
		二零零三年	二零零二年 (重列)
		港幣千元	港幣千元
		2003	2002 (Restated)
		HK$'000	HK$'000
每股基本及攤薄盈利乃根據下列數據計算：	The calculation of basic and diluted earnings per share is based on the following data:		
盈利	**Earnings**		
用以計算每股基本盈利之股東應佔溢利	Profit attributable to shareholders for the purpose of calculating basic earnings per share	**749,733**	725,462
因行使可換股債券而節省之利息	Interest saving on exercise of convertible bonds	**34,352**	—
用以計算每股攤薄盈利之股東應佔溢利	Profit attributable to shareholders for the purpose of calculating diluted earnings per share	**784,085**	725,462

		二零零三年 **2003**	二零零二年 2002
股份數目	***Number of shares***		
用以計算每股基本盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	**2,080,405,215**	2,063,501,624
可能對普通股構成之攤薄影響 — 可換股債券／購股權	Effect of dilutive potential ordinary shares — Convertible bonds/ Share options	**119,595,400**	12,158,950
用以計算每股攤薄盈利之普通股加權平均數	Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	**2,200,000,615**	2,075,660,574

九. 固定資產　9. FIXED ASSETS

		港幣千元 HK$'000
於二零零三年一月一日之賬面淨值	Net book values at 1 January 2003	13,420,082
收購附屬公司時轉入	Relating to acquisition of subsidiaries	132,087
出售附屬公司時轉出	Relating to disposal of subsidiaries	(375)
添置	Additions	685,456
出售	Disposals	(29,033)
折舊	Depreciation	(472,256)
已確認之減值虧損	Impairment loss recognised	(6,846)
於二零零三年六月三十日之賬面淨值	Net book values at 30 June 2003	13,729,115

十. 無形資產 10. INTANGIBLE ASSETS

		購入商譽 Purchased goodwill 港幣千元 HK$'000	負商譽 Negative goodwill 港幣千元 HK$'000	商標 Brand names 港幣千元 HK$'000	發展成本 Development costs 港幣千元 HK$'000	總額 Total 港幣千元 HK$'000
成本	Cost					
於二零零三年一月一日	At 1 January 2003					
前期所報	As previously reported	1,381,353	(216,117)	180,919	21,776	1,367,931
遞延税項負債準備	Provision for deferred taxation liabilities	(49,317)	—	—	—	(49,317)
重列	As restated	1,332,036	(216,117)	180,919	21,776	1,318,614
收購附屬公司	Acquisition of subsidiaries	—	(1,130)	—	—	(1,130)
增持附屬公司股權	Increase in equity interest in subsidiaries	16,137	—	—	—	16,137
於二零零三年六月三十日	At 30 June 2003	1,348,173	(217,247)	180,919	21,776	1,333,621
累計攤銷	Accumulated amortisation					
於二零零三年一月一日	At 1 January 2003					
前期所報	As previously reported	105,040	(9,627)	45,598	19,825	160,836
遞延税項負債準備	Provision for deferred taxation liabilities	(2,819)	—	—	—	(2,819)
重列	As restated	102,221	(9,627)	45,598	19,825	158,017
期內攤銷	Charge for the period	39,077	(6,072)	4,933	216	38,154
於二零零三年六月三十日	At 30 June 2003	141,298	(15,699)	50,531	20,041	196,171
賬面淨值	Net book values					
於二零零三年六月三十日	At 30 June 2003	1,206,875	(201,548)	130,388	1,735	1,137,450
於二零零二年十二月三十一日 (重列)	At 31 December 2002 (Restated)	1,229,815	(206,490)	135,321	1,951	1,160,597

十. 無形資產*續*

購入商譽乃根據其估計可用年限七至二十年攤銷。負商譽會以直線法，在所購入並可計提折舊之資產之餘下加權平均可用年期，即十五至十九年內調撥為收入。

10. INTANGIBLE ASSETS *continued*

The purchased goodwill is amortised over the estimated useful lives of 7 to 20 years. The negative goodwill is released to income on a straight line basis of 15 to 19 years, the remaining weighted average useful life of the depreciable assets acquired.

十一.貿易及其他應收款項

應收貿易賬款已包括於貿易及其他應收款項內，應收貿易賬款之賬齡分析如下：

11. TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade receivables and their ageing analysis is as follows:

		於二零零三年六月三十日 港幣千元 At 30 June 2003 HK$'000	於二零零二年十二月三十一日 港幣千元 At 31 December 2002 HK$'000
0 — 30天	0 — 30 days	**1,328,698**	1,458,840
31 — 60天	31 — 60 days	**258,932**	184,261
61 — 90天	61 — 90 days	**78,593**	68,098
> 90天	> 90 days	**238,220**	212,205
		1,904,443	1,923,404

本集團一般給予客戶以下之信貸期：

(甲) 貨到付款；及

(乙) 六十天除賬。

The Group normally trades with its customers under the following credit terms:

(a) cash upon delivery and

(b) open credit within 60 days.

十二.貿易及其他應付款項

應付貿易賬款已包括於貿易及其他應付款項內，應付貿易賬款之賬齡分析如下：

12. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade payables and their ageing analysis is as follows:

		於二零零三年六月三十日 港幣千元 **At 30 June 2003 HK$'000**	於二零零二年十二月三十一日 港幣千元 At 31 December 2002 HK$'000
0 — 30天	0 - 30 days	**2,006,716**	1,557,093
31 — 60天	31 - 60 days	**411,052**	559,881
61 — 90天	61 - 90 days	**205,478**	638,491
> 90天	> 90 days	**224,411**	305,162
		2,847,657	3,060,627

十三.少數股東權益

少數股東權益包括有關少數股東墊付予附屬公司之款項港幣239,069,000元(二零零二年十二月三十一日：港幣239,741,000元)，該等款項乃被視為該等少數股東就該等附屬公司之營運作出之注資額(連同繳足股本)之一部份。

13. MINORITY INTERESTS

Included in the minority interests are amounts advanced to subsidiaries by the respective minority shareholders of HK$239,069,000 (31 December 2002: HK$239,741,000) which are considered as part of their contributions, together with paid up capital, made to finance the operations of these subsidiaries.

十四.收購 14. ACQUISITION

於截至二零零三年六月三十日止六個月內所收購之附屬公司業務已概述如下：

Acquisition of subsidiaries during the six months ended 30 June 2003 are summarised as follows:

		截至六月三十日止六個月 Six months ended 30 June	
		二零零三年	二零零二年 (重列)
		港幣千元	港幣千元
		2003	2002 (Restated)
收購附屬公司	**Acquisition of subsidiaries**	**HK$'000**	HK$'000
固定資產	Fixed assets	**132,087**	1,404,682
遞延稅項資產	Deferred taxation assets	**—**	27,688
存貨	Stocks	**33,914**	483,635
貿易及其他應收款項	Trade and other receivables	**25,954**	528,925
貿易及其他應付款項	Trade and other payables	**(54,707)**	(812,613)
短期貸款	Short term loans	**(40,664)**	(333,670)
長期貸款	Long term loans	**(16,110)**	—
少數股東權益	Minority interests	**(10,452)**	(405,862)
其他資產減負債	Other assets less liabilities	**3,995**	501,193
		74,017	1,393,978
收購產生之負商譽	Negative goodwill arising on acquisition	**(1,130)**	(149,469)
收購產生之購入商譽	Purchased goodwill arising on acquisition	**—**	188,553
		72,887	1,433,062
減：收購前持有之聯營公司資產淨值	Less: Net assets of an associate held prior to acquisition	**(11,614)**	(42,108)
		61,273	1,390,954
以下列方式支付：	Discharged by :		
現金代價	Cash consideration	**51,873**	833,264
發行股份	Issue of shares	**—**	471,231
應付賬項	Accounts payable	**9,400**	86,459
		61,273	1,390,954
收購產生之現金流出淨額	Net cash outflow arising on acquisition		
現金代價	Cash consideration	**51,873**	833,264
收購所得現金及銀行結存	Cash and bank balances acquired	**(4,283)**	(290,680)
收購所得銀行透支	Bank overdraft acquired	**—**	5,443
		47,590	548,027

十五.資本承擔 15. CAPITAL COMMITMENTS

		於二零零三年六月三十日 港幣千元 **At 30 June 2003 HK$'000**	於二零零二年十二月三十一日 港幣千元 At 31 December 2002 HK$'000
於結算日尚未完成之資本承擔如下：	Capital commitment outstanding at the balance sheet date are as follows:		
已簽約但尚未撥備	Contracted for but not provided for		
購入及興建固定資產	Purchase and construction of fixed assets	**255,917**	354,407
增購附屬公司權益	Acquisition of additional interest in a subsidiary	**190,808**	—
		446,725	354,407
已批准但尚未簽約	Authorised but not contracted for		
租賃物業之開支	Expenditure in leasehold properties	**—**	23,134
購入及興建固定資產	Purchase and construction of fixed assets	**67,010**	169,181
		513,735	546,722

十六.關連交易 16. RELATED PARTY TRANSACTIONS

甲. 二零零三年二月十三日，本公司的全資附屬公司 — 華潤輕紡(集團)有限公司與本集團的最終控股公司 — 中國華潤總公司(「華潤總公司」)訂立收購協議，以人民幣163,522,000元(約相等於153,700,000港元)的代價收購華潤錦華股份有限公司(「華潤錦華」)約51.0%的股權。

是項代價經由買賣雙方基於各自獨立的利益進行磋商後議定，等同華潤總公司所支付的原本過往投資成本加原本投資成本應付的利息兩者之總和。是項交易已於二零零三年七月完成。

A. On 13 February 2003, China Resources Light Industries and Textiles (Holdings) Company Limited, a wholly owned subsidiary of the Company entered into an acquisition agreement with China Resources National Corporation ("CRNC"), the ultimate holding company of the Group, for the acquisition of approximately 51.0% equity interests in 華潤錦華股份有限公司 China Resources Jinhua Co., Ltd. for a consideration of RMB163,522,000 (approximately HK$153.7 million).

The consideration was arrived at after arm's length negotiations between the parties thereto and represented the aggregate of the original historic investment costs paid by CRNC and the interest attributable to the original investment cost. The transaction was completed in July 2003.

十六.關連交易續

乙. 於二零零三年三月二十五日，本公司宣佈一項集團重組建議，倘落實該項集團重組建議，則本集團所有製造混凝土業務以及相關業務均會轉讓給華潤水泥。此外，華潤水泥將向本集團控股公司 — 華潤（集團）有限公司（「華潤集團」）收購所有混凝土及水泥業務。本公司擬向本公司股東分派華潤水泥股份作為實物股息，該等股份將於香港聯合交易所有限公司上市。於二零零二年十二月三十一日，華潤水泥的備考未經審核合併資產淨值約為港幣556,700,000元。

因落實集團重組建議，華潤水泥於二零零三年三月二十六日與華潤集團訂立有條件協議，收購相等於華潤集團所有混凝土及水泥業務之若干公司的全部股東權益，及有關股東貸款。總代價為該等被收購公司於二零零二年十二月三十一日的合併資產淨值，和二零零三年三月二十五日有關股東貸款本金額的總和。收購該等被收購公司的應付代價約為港幣205,400,000元，而收購有關股東貸款的應付代價則約為港幣208,700,000元。該等代價以發行華潤水泥股份支付。集團重組的詳情，載於二零零三年六月二十六日向本公司股東發出的通函。

集團重組於二零零三年七月完成。

16. RELATED PARTY TRANSACTIONS *continued*

B. On 25 March 2003, the Company announced a group reorganization proposal which, if implemented, would result in the transfer of all the Group's concrete manufacturing and related businesses to CR Cement. In addition, CR Cement would acquire all concrete and cement businesses from China Resources (Holdings) Company Limited ("CRH"), a holding company of the Group. The shares in CR Cement were proposed to be distributed to the shareholders of the Company by way of dividend in specie, such shares to be listed on The Stock Exchange of Hong Kong Limited. The unaudited pro forma combined net asset value of CR Cement was approximately HK$556.7 million as at 31 December 2002.

As result of the implementation of the group reorganization proposal, CR Cement entered into a conditional agreement with CRH on 26 March 2003 for the acquisition of 100% equity interest in certain companies, which represented the entire concrete and cement businesses of CRH, with related shareholders' loans. The aggregate consideration was equivalent to the aggregated combined net asset values of the acquired companies as at 31 December 2002 and the principal amounts of the related shareholders' loans as at 25 March 2003. The consideration payable in respect of the acquisition of 100% interests in the acquired companies was around HK$205.4 million and the consideration payable in respect of the related shareholders' loan was approximately HK$208.7 million. Such consideration was satisfied by the issue of CR Cement shares. Details of the group reorganisation was contained in a circular to shareholders of the Company dated 26 June 2003.

The group reorganization was completed in July 2003.

十六.關連交易*續*　16. RELATED PARTY TRANSACTIONS *continued*

丙. 期內，本集團亦曾與有關連人士訂立以下交易：

C. During the period, the Group also entered into transactions with related parties as follows:

		截至六月三十日止六個月 Six months ended 30 June	
		二零零三年 港幣千元 2003 HK$'000	二零零二年 港幣千元 2002 HK$'000
向母公司集團之附屬公司銷售貨品（附註甲）	Sales of goods to fellow subsidiaries (note a)	**106,332**	12,381
從母公司集團之附屬公司購入貨品（附註甲）	Purchases of goods from fellow subsidiaries (note a)	**1,954**	3,279
向母公司集團之附屬公司支付營業租約款項及其他費用（附註乙）	Operating lease payments and other charges paid to fellow subsidiaries (note b)	**43,776**	34,069
母公司集團之一間附屬公司提供建築服務（附註乙）	Construction services provided by a fellow subsidiary (note b)	**26,969**	42,207
應付一間控股公司及母公司集團之一間附屬公司之儲油服務費（附註乙）	Tank storage service fees payable to a holding company and a fellow subsidiary (note b)	**70,800**	70,800
應收控股公司及母公司集團之一間附屬公司之儲存設施管理費用（附註乙）	Storage facilities management fees receivable from holding company and a fellow subsidiary (note b)	**9,996**	9,996

附註：

(甲) 此等交易是按當時市價進行。

(乙) 此等交易是依據有關協議內之定價政策進行。

(丙) 期內，本集團亦按象徵性價格，租賃若干由本公司之控股公司擁有之單位。

Notes:

(a) The transactions were carried out with reference to the prevailing market prices.

(b) The transactions were carried out in accordance with the pricing policies set out in the relevant agreements.

(c) During the period, the Group also leased certain premises owned by the Company's holding company at a nominal amount.

購股權計劃

本公司設立購股權計劃，旨在提高參與者對本公司之承擔，致力實踐本公司之目標。截至二零零三年六月三十日，尚未行使的購股權均根據本公司的兩項購股權計劃授出，即「新計劃」及「舊計劃」。

舊計劃已於二零零二年一月三十一日終止，同日採納新計劃。截至二零零三年六月三十日止六個月內，新計劃的條款並無改變。新舊計劃的條款詳情已於二零零二年年報披露。

以下是根據新舊計劃授出，但於二零零三年六月三十日尚未行使的購股權詳情：

(甲) 董事

於二零零三年六月三十日，下列董事持有可認購本公司股份之購股權權益。

SHARE OPTION SCHEMES

The Company operates share option schemes for the purpose of promoting additional commitment and dedication to the objectives of the Company by the participants. As at 30 June 2003, share options which are outstanding have been granted under two share option schemes, namely the "Old Scheme" and "New Scheme".

The Old Scheme was terminated on 31 January 2002, on which date the New Scheme was adopted. There are no changes in any terms of the New Scheme during the six months ended 30 June 2003. Detailed terms of the Old Scheme and the New Scheme were disclosed in the 2002 annual report.

Details of the share options outstanding as at 30 June 2003 which have been granted under the Old Scheme and the New Scheme are as follows:

(a) Directors

As at 30 June 2003, the following directors had interests in respect of options to subscribe for shares of the Company.

購股權計劃*續* SHARE OPTION SCHEMES *continued*

（甲）董事*續* (a) **Directors** *continued*

董事姓名	Name of director	授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零三年一月一日尚未行使 Outstanding as at 1/1/2003	購股權數目[1] Number of share options[1] 於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零三年六月三十日尚未行使 Outstanding as at 30/6/2003	本公司股份價格[2] Price of Company's shares[2] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
寧高寧	Ning Gaoning	20/06/2000	7.190	3,300,000	—	—	—	—	3,300,000	—	—
		07/02/2002	7.170	1,200,000	—	—	—	—	1,200,000	—	—
宋 林	Song Lin	20/06/2000	7.190	* 200,000	—	—	—	—	* 200,000	—	—
		07/02/2002	7.170	2,000,000	—	—	—	—	2,000,000	—	—
陳樹林	Chen Shulin	21/11/2000	7.080	1,186,000	—	—	—	—	1,186,000	—	—
		07/02/2002	7.170	1,326,000	—	—	—	—	1,326,000	—	—
喬世波	Qiao Shibo	07/02/2002	7.170	1,800,000	—	—	—	—	1,800,000	—	—
閻 飈	Yan Biao	20/06/2000	7.190	3,000,000	—	—	—	—	3,000,000	—	—
		07/02/2002	7.170	1,000,000	—	—	—	—	1,000,000	—	—
姜智宏	Keung Chi Wang, Ralph	20/06/2000	7.190	1,400,000	—	—	—	—	1,400,000	—	—
		07/02/2002	7.170	500,000	—	—	—	—	500,000	—	—
劉百成	Lau Pak Shing	20/06/2000	7.190	1,000,000	—	—	—	—	1,000,000	—	—
		07/02/2002	7.170	500,000	—	—	—	—	500,000	—	—
王 群	Wang Qun	20/06/2000	7.190	400,000	—	—	—	—	400,000	—	—
		07/02/2002	7.170	400,000	—	—	—	—	400,000	—	—
鍾 義	Zhong Yi	20/06/2000	7.190	1,500,000	—	—	—	—	1,500,000	—	—
鄺文謙	Kwong Man Him	07/02/2002	7.170	2,000,000	—	—	—	—	2,000,000	—	—
蔣 偉	Jiang Wei	08/03/2002	7.500	600,000	—	—	—	—	600,000	—	—
謝勝喜	Xie Shengxi	08/03/2002	7.500	380,000	—	—	—	—	380,000	—	—
陳威武（於二零零三年三月一日離任）	Chan Wai Mo (resigned on 1 March 2003)	20/06/2000	7.190	600,000	—	—	—	600,000	—	—	—
		07/02/2002	7.170	300,000	—	—	—	300,000	—	—	—
				24,592,000	—	—	—	900,000	23,692,000		

購股權計劃續

SHARE OPTION SCHEMES *continued*

(甲) 董事續

(a) Directors *continued*

* 根據《證券及期貨條例》第三百四十四條，宋林先生被視為擁有本公司授予其配偶之200,000股普通股購股權之權益。

* By virtue of Section 344 of the Securities and Futures Ordinance ("SFO"), Mr. Song Lin is deemed to be interested in the share option for 200,000 ordinary shares granted by the Company to his spouse.

(乙) 僱員及其他參與者

(b) Employees and other participants

除所有非執行董事外，本公司之所有董事均為本集團之僱員，彼等各自之購股權總數已於上文(甲)段披露。以下是本公司向本集團僱員(不包括董事)及其他參與者授出購股權的概況。

Except for all non-executive directors, all directors of the Company are employees of the Group and their respective aggregate share options are disclosed in paragraph (a) above. Summary of options granted to employees (other than directors) of the Group and other participants are set out below:

(i) 僱員(不包括董事)

(i) Employees (other than directors)

		購股權數目[1] Number of share options[1]						本公司股份價格[2] Price of Company's shares[2]	
授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	於二零零三年一月一日尚未行使 Outstanding at 1/1/2003	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零三年六月三十日尚未行使 Outstanding at 30/6/2003	已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
舊計劃 Old Scheme									
20/06/2000	7.190	5,591,000	—	—	80,000	102,000	5,409,000	—	—
21/11/2000	7.080	4,602,000	—	—	—	—	4,602,000	—	—
		10,193,000	—	—	80,000	102,000	10,011,000		
新計劃 New Scheme									
07/02/2002	7.170	17,864,000	—	—	—	—	17,864,000	—	—
19/04/2002	7.400	15,020,000	—	—	—	2,500,000	12,520,000	—	—
23/05/2002	8.900	300,000	—	—	—	—	300,000	—	—
02/08/2002	8.320	25,500,000	—	—	—	3,400,000	22,100,000	—	—
07/11/2002	7.700	2,000,000	—	—	—	—	2,000,000	—	—
24/01/2003	7.250	—	1,800,000	—	—	—	1,800,000	7.25	—
14/04/2003	6.290	—	9,740,000	—	—	—	9,740,000	6.25	—
		60,684,000	11,540,000	—	—	5,900,000	66,324,000		

購股權計劃續 SHARE OPTION SCHEMES *continued*

(乙) 僱員及其他參與者續 (b) Employees and other participants *continued*

(ii) 其他參與者 (ii) Other Participants

授出日期 Date of grant	行使價 港幣元 Exercise Price HK$	購股權數目[1] Number of share options[1] 於二零零三年一月一日尚未行使 Outstanding at 1/1/2003	於本期間授出 Granted during the period	於本期間行使 Exercised during the period	於本期間註銷 Cancelled during the period	於本期間失效 Lapsed during the period	於二零零三年六月三十日尚未行使 Outstanding at 30/6/2003	本公司股份價格[2] Price of Company's shares[2] 已授出之購股權 港幣元 For options granted HK$	已行使之購股權 港幣元 For options exercised HK$
05/03/2002	7.350	24,608,000	—	—	—	140,000	24,468,000	—	—
23/05/2002	8.900	80,000	—	—	—	—	80,000	—	—
14/04/2003	6.290	—	720,000	—	—	—	720,000	6.25	—
		24,688,000	720,000	—	—	140,000	25,268,000		

1. 購股權數目指購股權所涉及之本公司相關股份。

2. 就已授出購股權所披露之本公司股份價格，為緊接期內授出之各購股權授出日期前一個交易日股份於香港聯合交易所有限公司(「聯交所」)之收市價。就行使購股權所披露之本公司股份價格，為緊接期內授出之購股權行使日期前股份於聯交所之收市價之加權平均數。

董事會認為評估認股權的價值涉及多方面主觀及不肯定的假設，因此不宜披露於截至2003年6月30日止6個月內授出之認股權的價值。董事會相信基於揣測性的假設以評估認股權的價值意義不大，且對股東有所誤導。

1. Number of share options refers to the number of underlying shares in the Company covered by the share options.

2. The price of the Company's shares disclosed for options granted is the closing price quoted on the The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the trading day immediately before the date of the grant of the respective options granted during the period under review. The price of the Company's shares disclosed for the exercise of options is the weighted average of the closing prices quoted on the Stock Exchange immediately before the date of exercises of options granted during the period under review.

The Directors consider that it is not appropriate to disclose the value of options granted during the six months ended 30 June 2003, since any valuation of the options would be subject to a number of assumptions that would be subjective and uncertain. The Directors believe that the evaluation of options based on speculative assumptions would not be meaningful and would be misleading to shareholders.

董事之證券權益

於二零零三年六月三十日，本公司董事及最高行政人員於本公司及其相聯法團(定義見〈證券及期貨條例〉第XV部的股份、相關股份及債券中擁有須根據〈證券及期貨條例〉第XV部第7及第8分部知會本公司及聯交所的權益或淡倉(包括根據〈證券及期貨條例〉的條文規定被列為或視作擁有的權益或淡倉)，或須根據〈證券及期貨條例〉第352條規定將會或已經記錄在該條規定須予存置的登記冊內的權益或淡倉,或根據上市規則所載〈上市公司董事進行證券交易的標準守則〉(「標準守則」)須知會本公司及聯交所的權益或淡倉如下：

DIRECTORS' INTERESTS IN SECURITIES

As at 30 June 2003, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO, including interests and short positions which the directors and chief executive of the Company are taken or deemed to have under such provisions of the SFO, or which are required to be and are recorded in the register required to be kept pursuant to section 352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Listing Rules, were as follows:

於本公司已發行普通股及相關股份中擁有的權益

Interests in issued ordinary shares and underlying shares of the Company

董事姓名 Name of Directors	好倉／淡倉 Long positions/ Short positions	股份數目 Number of shares	相關股份數目[3] Number of underlying shares[3]	身份 Capacity	共佔權益百分比[4] Aggregate percentage of interest[4] (%)
寧高寧 Ning Gaoning	好倉 Long positions	1,630,000	4,500,000	實益擁有人 Beneficial Owner	0.29
宋　林 Song Lin	好倉 Long positions	200,000[1]	200,000[1]	配偶權益 Interest of spouse	) 0.12
	好倉 Long positions	—	2,000,000	實益擁有人 Beneficial Owner	)
陳樹林 Chen Shulin	好倉 Long positions	—	2,512,000	實益擁有人 Beneficial Owner	0.12
喬世波 Qiao Shibo	好倉 Long positions	—	1,800,000	實益擁有人 Beneficial Owner	0.09
閻　飈 Yan Biao	好倉 Long positions	900,000	4,000,000	實益擁有人 Beneficial Owner	0.24
姜智宏 Keung Chi Wang, Ralph	好倉 Long positions	—	1,900,000	實益擁有人 Beneficial Owner	0.09
劉百成 Lau Pak Shing	好倉 Long positions	—	1,500,000	實益擁有人 Beneficial Owner	0.07
王　群 Wang Qun	好倉 Long positions	40,000	800,000	實益擁有人 Beneficial Owner	0.04
鍾　義 Zhong Yi	好倉 Long positions	—	1,500,000	實益擁有人 Beneficial Owner	0.07
鄺文謙 Kwong Man Him	好倉 Long positions	—	2,000,000	實益擁有人 Beneficial Owner	0.10
蔣　偉 Jiang Wei	好倉 Long positions	—	600,000	實益擁有人 Beneficial Owner	0.03
謝勝喜 Xie Shengxi	好倉 Long positions	—	380,000	實益擁有人 Beneficial Owner	0.02
陳普芬博士 Dr. Chan Po Fun, Peter	好倉 Long positions	506,000	—	實益擁有人 Beneficial Owner	) 0.03
	好倉 Long positions	70,000[2]	—	信託受託人 Trustee of trust	)

董事之證券權益續

1. 宋林先生被視為擁有其配偶之200,000股普通股及200,000股相關股份之權益。

2. 陳普芬博士以受托人身份持有70,000股普通股。

3. 指上文「購股權計劃」一節詳述已授出購股權所涉及的本公司相關股份，該等購股權是屬於非上市以實物交收的股本衍生工具。

4. 指好倉所涉及的本公司股份及相關股份總數於二零零三年六月三十日佔本公司已發行股本總數的百分比。

於相關法團的相關股份權益

同日，若干位董事在根據相聯法團(定義見＜證券及期貨條例＞)的購股權計劃所授出可認購股份之購股權中擁有權益，該購股權是屬於非上市以實物交收的股本衍生工具：

DIRECTORS' INTERESTS IN SECURITIES

continued

1. Mr. Song Lin was deemed to be interested in the 200,000 ordinary shares and 200,000 underlying shares through interests of his spouse.

2. The 70,000 ordinary shares were held by a trust of which Dr. Chan Po Fun, Peter is the trustee.

3. This refers to underlying shares of the Company covered by share options granted as detailed above under the section headed "Share Option Schemes", such options being unlisted physically settled equity derivatives.

4. This represents the percentage of the aggregate long positions in shares and underlying shares of the Company to the total issued share capital of the Company as at 30 June 2003.

Interest in underlying shares of associated corporations

As at the same date, certain directors had interests in underlying shares covered by options granted under the share option schemes of associated corporations (within the meaning of SFO), such options being unlisted physically settled equity derivatives:

董事之證券權益續

DIRECTORS' INTERESTS IN SECURITIES *continued*

(甲) 根據一間相聯法團—華潤置地有限公司(「華潤置地」)僱員股份認購權計劃可認購該相聯法團普通股的尚未行使僱員股份認購權：

(a) Options outstanding under the share option schemes of an associated corporation, China Resources Land Limited ("CR Land"), for subscription of ordinary shares in such associated corporation:

董事姓名	Name of Directors	身份 Capacity	授出日期[1] Date of grant[1]	行使價(港元) Exercise Price (HK$)	尚未行使僱員股份認購權數目[2] Number of share options outstanding[2]	於二零零三年六月三十日共佔華潤置地已發行股本的權益百分比 Aggregate percentage of interest to the issued share capital of CR Land as at 30 June 2003 (%)
寧高寧	Ning Gaoning	實益持有人 Beneficial Owner	27/06/1997	4.592	2,500,000	0.33
			20/07/2000	0.990	2,500,000	
閻飈	Yan Biao	實益持有人 Beneficial Owner	27/06/1997	4.592	2,300,000	0.31
			20/07/2000	0.990	2,400,000	
姜智宏	Keung Chi Wang, Ralph	實益持有人 Beneficial Owner	27/06/1997	4.592	2,000,000	0.22
			20/07/2000	0.990	1,300,000	
鍾義	Zhong Yi	實益持有人 Beneficial Owner	20/07/2000	0.990	2,000,000	0.13
蔣偉	Jiang Wei	實益持有人 Beneficial Owner	04/03/2002	1.590	720,000	0.05
謝勝喜	Xie Shengxi	實益持有人 Beneficial Owner	04/03/2002	1.590	460,000	0.03

董事之證券權益續

DIRECTORS' INTERESTS IN SECURITIES
continued

1. 華潤置地有限公司二零零二年三月四日授出的僱員股份認購權可於自授出之日起計十年期間內行使。除此以外，上述所有其他僱員股份認購權將於二零零七年五月二十七日屆滿。上述每次授出的代價均為1.00港元。

2. 僱員股份認購權數目指僱員股份認購權所涉及的華潤置地相關股份總數。

1. Except for options granted by CR Land on 4 March 2002 which are exercisable within a period of 10 years from the date of grant, the expiry date for all other share options mentioned above is 27 May 2007. Consideration for each of the grants mentioned above is HK$1.00.

2. The number of share options refers to the number of underlying shares of CR Land covered by the share options.

(乙) 根據一間相聯法團—華潤勵致有限公司(「華潤勵致」)僱員股份認購權計劃可認購該相聯法團普通股的尚未行使僱員股份認購權：

(b) Options outstanding under the share option schemes of an associated corporation, China Resources Logic Limited ("CR Logic"), for subscription of ordinary shares in such associated corporation:

董事姓名	Name of Directors	身份 Capacity	授出日期[1] Date of grant[1]	行使價(港元) Exercise Price (HK$)	尚未行使僱員股份認購權數目[2] Number of share options outstanding[2]	於二零零三年六月三十日共佔華潤勵致已發行股本的權益百分比 Aggregate percentage of interest to the issued share capital of CR Logic as at 30 June 2003 (%)
寧高寧	Ning Gaoning	實益持有人 Beneficial Owner	02/10/2002	0.570	2,000,000	0.11
			09/04/2003	0.479	1,000,000	
宋 林	Song Lin	實益持有人 Beneficial Owner	21/09/2000	0.590	8,000,000	0.40
			02/10/2002	0.570	1,500,000	
			09/04/2003	0.479	1,000,000	
閻 飈	Yan Biao	實益持有人 Beneficial Owner	04/12/2001	0.790	6,000,000	0.23
蔣 偉	Jiang Wei	實益持有人 Beneficial Owner	09/04/2002	0.820	720,000	0.03
謝勝喜	Xie Shengxi	實益持有人 Beneficial Owner	09/04/2002	0.820	450,000	0.02

1. 上表所載的所有購股權均可於授出有關購股權日期起計十年期間內行使。以上每次授出購股權的代價為港幣1元。

2. 僱員股份認購權數目指僱員股份認購權所涉及的華潤勵致相關股份總數。

1. All options referred to in the above table are exercisable within a period of ten years from the date of grant of the relevant options. Consideration for each of the grants mentioned above is HK$1.00.

2. The number of share options refers to the number of underlying shares of CR Logic covered by the share options.

擁有須具報權益的股東

SHAREHOLDERS WITH NOTIFIABLE INTERESTS

於二零零三年六月三十日，除上文所披露的權益及淡倉外，以下人士於本公司的股份及有關股份中擁有須根據<證券及期貨條例>第XV部第2及第3分部向本公司披露或已紀錄在本公司須存置的登記冊內的權益或淡倉如下：

As at 30 June 2003, other than the interests and short positions as disclosed above, the following persons have interests or short positions in the shares and underlying shares of the Company as fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company:

持有權益方名稱	Name of interested party	持有權益方被視為擁有權益的股份數目 Number of shares in which the interested party is deemed to have interests	持股量百分比 Percentage of shareholding
中國華潤總公司（「華潤總公司」）（附註1）	China Resources National Corporation ("CRNC") (Note 1)	1,177,305,875	56.59
華潤股份有限公司（附註2）	China Resources Co. Limited (Note 2)	1,177,305,875	56.59
CRC Bluesky Limited（附註2）	CRC Bluesky Limited (Note 2)	1,177,305,875	56.59
華潤（集團）有限公司（「華潤集團」）（附註2）	China Resources (Holdings) Company Limited ("CRH") (Note 2)	1,177,305,875	56.59
澳洲聯邦銀行（附註3）	Commonwealth Bank of Australia (Note 3)	137,144,667	6.59
Colonial Ltd（附註3）	Colonial Ltd (Note 3)	137,144,667	6.59
Colonial Holding Company Pty Ltd（附註3）	Colonial Holding Company Pty Ltd (Note 3)	137,144,667	6.59
Colonial Holding Company (No. 2) Pty Limited（附註3）	Colonial Holding Company (No. 2) Pty Limited (Note 3)	137,144,667	6.59
The Colonial Mutual Life Assurance Society Ltd（附註3）	The Colonial Mutual Life Assurance Society Ltd (Note 3)	137,144,667	6.59
Colonial First State Group Ltd（附註3）	Colonial First State Group Ltd (Note 3)	137,144,667	6.59

擁有須具報權益的股東續

SHAREHOLDERS WITH NOTIFIABLE INTERESTS *continued*

附註：

1. 包括華潤(集團)根據金融票據的條款有責任認購的合共23,529,400股股份。

2. 華潤(集團)有限公司為 CRC Bluesky Limited 的全資附屬公司，而 CRC Bluesky Limited 為華潤股份有限公司全資擁有的公司，而華潤股份有限公司則由華潤總公司持有99.98%權益。

3. 根據<證券及期貨條例>第316條，澳洲聯邦銀行被視為擁有 Colonial Ltd、Colonial Holding Company Pty Ltd、Colonial Holding Company (No. 2) Pty Limited、The Colonial Mutual Life Assurance Society Ltd 以及 Colonial First State Group Ltd 於股份及有關股份中同等權益或淡倉。

Notes:

1. This included up to a total of 23,529,400 shares of the Company which CRH has an obligation to take up pursuant to the terms of a financial instrument.

2. CRH is a 100% subsidiary of CRC Bluesky Limited, which is in turn owned as to 100% by China Resources Co., Limited, which is in turn held as to 99.98% by CRNC.

3. Commonwealth Bank of Australia was deemed to have the same interests in the shares and underlying shares as those of Colonial Ltd, Colonial Holding Company Pty Ltd, Colonial Holding Company (No. 2) Pty Limited, The Colonial Mutual Life Assurance Society Ltd and Colonial First State Group Ltd pursuant to Section 316 of the SFO.

控股股東之強制履行責任

根據一項貸款協議，華潤集團須實益擁有本公司最少35%具有表決權之股份或維持其作為本公司單一最大股東之身份(不論直接或間接透過其附屬公司間接持有有關權益)。於二零零三年六月三十日，該等須於五年內悉數償還之備用額總額為港幣3,000,000,000元，已經動用港幣1,500,000,000元。

SPECIFIC PERFORMANCE OBLIGATIONS ON CONTROLLING SHAREHOLDER

According to a loan agreement, CRH is required to remain as a beneficial owner of at least 35% of the voting shares of the Company or remain as a single largest shareholder (whether directly or indirectly through its subsidiaries) of the Company. As at 30 June 2003, the amount of such facility was HK$3,000 million and HK$1,500 million was drawn down. Such facility are wholly repayable within five years.

購買、出售或贖回上市證券

本公司或其附屬公司於截至二零零三年六月三十日止六個月，概無購買、出售或贖回本公司任何上市證券。

PURCHASES, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2003.

最佳應用守則

除了非執行董事並無指定委任任期而需輪值退任外，董事概無獲悉任何資料可合理顯示本公司現時並無，或於截至二零零三年六月三十日止六個月內並無遵守聯交所證券上市規則附錄十四所載之最佳應用守則。

CODE OF BEST PRACTICE

With the exception that non-executive directors have no set term of office but retire from office on a rotational basis, none of the directors is aware of any information that would reasonably indicate that the Company is not, or was not, during the six months ended 30 June 2003 in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange.

封面主題

COVER THEME

報告設計理念以本集團「以人為本，改善生活」的文化為依歸。

報告封面藉著優雅的家居氣氛，刻劃出華潤「由家出發」與大眾一起編織美好家居生活的目標，這和公司「與您攜手，改變生活」的口號互相輝映。由於「華」字與「花」字在古時意思相同，兩者均包含著優美悠閒及燦爛光彩的意思，故構圖上採用了花卉的不同韻態，令溫暖家居及和諧閒雅的氣息呈現眼前。

The design of this report aims to convey the well established corporate culture of the Group, "Dedicated to people and improving people's lives".

To illustrate the Group's belief, the design of the report cover employs the concept of elegant home decoration to relate the idea of cultivating an ideal home to building a "Better Life Together", which is the corporate tagline of the Group. The first Chinese character of the Group "Hua" is synonymous with the Chinese character "Flower" in ancient times. Both are symbolic of glamour, elegance and leisure. Therefore, several kinds of flowers with their unique characteristics are put together to create a warm and homely atmosphere.



852-2827-1028
852-2598-8453
www.cre.com.hk
info@cre.com.hk

China Resources Building
Harbour Road, Wanchai, Hong Kong
Telephone : 852-2827-1028
Facsimile : 852-2598-8453
Website : www.cre.com.hk
E-mail : info@cre.com.hk